UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IGM Biosciences, Inc.

(Name of Subject Company)

IGM Biosciences, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

449585108

(CUSIP Number of Class of Securities)

Mary Beth Harler, M.D.

Chief Executive Officer

IGM Biosciences, Inc.

3 East Third Avenue, Suite 200

San Mateo, California 94401

(650) 965-7873

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Tony Jeffries

Robert T. Ishii

Jennifer Knapp

Ethan Lutske

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is IGM Biosciences, Inc., a Delaware corporation (“IGM” or the “Company”). The Company terminated its lease agreements for office space. Accordingly, the Company does not maintain headquarters or principal executive offices. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any stockholder communication required to be sent to the Company’s principal executive offices may be sent to IGM Biosciences, Inc., 3 East Third Avenue, Suite 200, San Mateo, California 94401. The telephone number of the Company is (650) 965-7873.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is IGM’s common stock, par value $0.01 per share (“IGM Common Stock,” and shares of IGM Common Stock, “Shares”). As of June 27, 2025, there were: (i) 60,189,151 Shares issued and outstanding (34,802,168 shares of voting common stock and 25,386,983 shares of non-voting common stock); (ii) no Shares held by the Company in its treasury; (iii) 4,308,913 Shares subject to outstanding options (the “IGM Options”) to purchase Shares granted under IGM’s Amended and Restated 2010 Stock Plan and the IGM’s Amended and Restated 2018 Omnibus Incentive Plan (collectively, the “IGM Equity Plans”) with a weighted-average exercise price of approximately $16.27 per share, 96,328 of which were In-the-Money Options (as defined below) with a weighted-average exercise price of approximately $1.00 per share; (iv) 1,030,014 Shares subject to outstanding restricted stock units issued pursuant to the IGM Equity Plans (each, an “IGM RSU”); (v) 9,007,737 Shares reserved for issuance pursuant to the IGM Equity Plans, all of which were available for future issuance; (vi) 2,336,491 Shares reserved for issuance pursuant to IGM’s 2019 Employee Stock Purchase Plan (the “IGM ESPP”), all of which were available for future issuance; (vii) 1,334,332 Shares subject to outstanding pre-funded warrants to purchase IGM Common Stock, with an exercise price of $0.01 per share, sold pursuant to that certain Underwriting Agreement, dated as of December 8, 2020, by and among the Company and the representatives of the several underwriters named therein (the “IGM Pre-Funded Warrants”); and (viii) no shares of preferred stock, par value $0.01 per share (the “IGM Preferred Stock”) issued or outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address for stockholder communications and business telephone number of IGM, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer (as defined below) is available online under the “SEC Filings” subsection of IGM’s website at https://investor.igmbio.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares, for (i) $1.247 per Share in cash (the “Cash Amount”) plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 16, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Concentra Merger Sub V, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, Tang Capital Partners, LP (“TCP”) and Tang Capital Management, LLC (“TCM”) with the Securities and Exchange Commission (the “SEC”) on July 16, 2025. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 1, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among IGM, Parent and Merger Sub, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into IGM (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement (as defined below) and Limited Guaranty (as defined below), collectively, the “Transactions”), with IGM continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of IGM in accordance with Section 251(h) of the DGCL. Accordingly, if Parent consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of IGM in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of IGM immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time and (iii) Shares that were owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer and is owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”), in each case, less any applicable tax withholding.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each IGM Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each IGM Option that is then outstanding with a per share exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be canceled in exchange for the right to receive: (A) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of the IGM Common Stock underlying such IGM Option by (y) the number of Shares underlying such IGM Option (the “IGM In-the-Money Option Cash Consideration”); and (B) one CVR for each Share underlying such IGM Option. Each IGM Option that has a per share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) will be canceled for no consideration.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the time at which Parent first irrevocably accepts for purchase the shares of the IGM Common Stock tendered in the Offer (the “Offer Closing Time”), each IGM RSU that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and the holder will be entitled to receive: (A) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount (the “IGM Restricted Stock Unit Cash Consideration”); and (B) one CVR. Prior to the Effective Time, IGM will provide that, on and following the Effective Time, no holder of an IGM Option or IGM RSU will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries and each IGM Equity Plan is terminated as of the Effective Time. In addition, as of prior to the Effective Time, IGM will take all actions necessary required to (i) terminate the IGM ESPP, as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”) and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.

Prior to the Effective Time, the Company shall satisfy all of its notification requirements under the terms of each outstanding and unexercised IGM Pre-Funded Warrant, and, at the Effective Time, each IGM Pre-Funded Warrant that is then outstanding shall be canceled and the holder thereof shall be entitled to receive: (i) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying: (A) the excess of the Cash Amount over the exercise price per share of the IGM Common Stock underlying such IGM Pre-Funded Warrant by (B) the number of Shares underlying such Company Pre-Funded Warrant (such amount, the “IGM Pre-Funded Warrant Cash Consideration”); and (ii) one CVR for each Share underlying such Company Pre-Funded Warrant.

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Parent to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Parent and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent) equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $82,000,000 as of the then-scheduled expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or CVR Agreement; (iv) compliance in all material respects by IGM with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by IGM in the Merger Agreement, subject to certain materiality thresholds; (vi) no termination of the Merger Agreement; and (vii) other customary conditions set forth in Exhibit A to the Merger Agreement and further summarized in Section 9 of the Offer to Purchase (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Merger Sub to consummate the Offer and the Merger under the Merger Agreement are not subject to any financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern Time, on August 13, 2025, unless otherwise agreed to in writing by Parent and IGM. The expiration time may also be extended under the following circumstances: (i) Parent may elect to (and if so requested by IGM, Parent will), extend the Offer for one or more consecutive increments of such duration as requested by IGM (or if not so requested by IGM, as determined by Parent), but not more than 10 business days each, if (A) as of the then-scheduled expiration time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived or (B) if, as of the then-scheduled expiration time, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement, or (ii) to comply with any period required by the SEC or The Nasdaq Capital Market applicable to the Offer. In no event will Parent be required or permitted to extend the Offer beyond September 29, 2025, which is the outside date of the Merger Agreement.

Parent has formed Merger Sub for the purpose of effecting the Merger. As set forth in the Schedule TO, the address of Parent and Merger Sub is 4747 Executive Drive, Suite 210, San Diego, California 92121. The telephone number of each of Parent and Merger Sub is (858) 281-5372.

IGM has made information relating to the Offer available online under the “SEC Filings” subsection of IGM’s website at https://investor.igmbio.com/ and IGM has filed this Schedule 14D-9, and Parent and Merger Sub have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of IGM, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between IGM or its affiliates, on the one hand, and (i) IGM’s executive officers, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The Board of Directors of IGM (the “IGM Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent, Merger Sub and Their Affiliates

Merger Agreement

On July 1, 2025, IGM, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among IGM, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide IGM’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by IGM to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to IGM. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about IGM, Parent or Merger Sub in IGM’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by IGM to Parent and Merger Sub in connection with the signing of the Merger Agreement. Such disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among IGM, Parent and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about IGM, Parent or Merger Sub. IGM’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” and (ii) from and after the time at which Parent irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, IGM Options, IGM RSUs and IGM Pre-Funded Warrants to receive the Merger Consideration, the IGM In-the-Money Option Cash Consideration, the IGM Restricted Stock Unit Cash Consideration and IGM Pre-Funded Warrant Cash Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of IGM, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in IGM’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Effective Time, Parent and Merger Sub expect to enter into the CVR Agreement, with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:

(i)

80% of the Net Proceeds (as defined in the CVR Agreement), if any, from the sale, transfer, license or other disposition or grant of rights (each, a “Disposition”) by Parent or any of its affiliates, including the Company after the Merger, of all or any part of (a) the Company’s product candidates known as: (A) imvotamab, an IgM-based CD20 X CD3 bispecific antibody T cell engager; (B) IGM-2644, an IgM-based CD38 X CD3 bispecific T cell engager; (C) aplitabart (or IGM-8444), a Death Receptor 5 agonist; (D) IGM-7354, a targeted IL-15/IL-15R IgM antibody; (E) IGM-8447, an IgM-based Death Receptor 5 agonist; and (F) IGM-2537, an IgM-based CD123 X CD3 bispecific antibody T cell engager (collectively, the “CVR Products”), and (b) patents and patent applications owned or controlled by the Company immediately prior to the closing of the Merger and set forth on Schedule 1 of the CVR Agreement, together with all patents issuing thereon or claiming priority thereto (collectively, the “IGM Patents”), that occurs within the period beginning on the Merger Closing Date and ending on the first (1st) anniversary following the Merger Closing Date (the “Disposition Period”), and

(ii)

100% of the amount by which the Closing Net Cash as finally determined pursuant to Section 2.01(c) of the Merger Agreement exceeds $82,000,000, adjusted for any claims Parent reasonably determines to be valid five (5) business days prior to the Merger Closing Date that are not accounted for in such Closing Net Cash (the “Additional Closing Net Cash Period”).

In the event that no CVR Proceeds are achieved during the Disposition Period, holders of the CVRs will not receive any payment pursuant to the CVR Agreement.

Parent will, and will cause its subsidiaries, including the Company after the Merger, to use commercially reasonable efforts to, among other things, during the Disposition Period, (i) enter into one or more agreements for a Disposition as soon as practicable following the Effective Time; (ii) retain an employee or consultant of Parent or Merger Sub for the purpose of maintaining and preserving the CVR Products and IGM Patents and seeking, negotiating and executing Disposition Agreements (as defined in the CVR Agreement); (iii) maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative); (iv) maintain and prosecute the intellectual property relating to the CVR Products and IGM Patents; and (v) continue the CMC Activities (as defined in the Merger Agreement) of the CVR Products to the extent the costs associated with such CMC Activities were included in the Closing Net Cash Schedule (as defined in the Merger Agreement).

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent or Merger Sub, any constituent corporation party to the Merger or any of their respective affiliates. No interest will accrue or become payable in respect of any of the amounts that may become payable on the CVRs.

During the period beginning on the Merger Closing Date and ending on the first anniversary following the Merger Closing Date, Parent will not terminate or negatively impact the required maintenance, including by failing to preserve and maintain, the CVR Products. Parent will also comply with maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Disposition Agreement (as defined in the CVR Agreement), to the extent such intellectual property is contemplated by said Disposition Agreement.

Until such time as the first (1st) anniversary of the Merger Closing Date with respect to entering into Disposition Agreements, (i) Parent will, and will cause Merger Sub to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Parent and Merger Sub regarding its activities

(including its resources and efforts) with respect to entering into Disposition Agreements and (ii) to the extent Merger Sub licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts (including any IGM Patents), Merger Sub will require such licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for Merger Sub to comply with its obligations under the CVR Agreement.

The Representative, Parent, Merger Sub and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.

With the consent of at least forty percent (40%) of outstanding CVRs (the “Acting Holders”), the Representative, Parent, Merger Sub and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Parent will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder of all CVR payment amounts, if any, (ii) the delivery of written notice of termination duly executed by Parent, Merger Sub and the Acting Holders, or (iii) the first (1st) anniversary of the Merger Closing Date (or, in the event (i) Gross Proceeds (as defined in the CVR Agreement) are due to, but not yet received by, Parent or any of its Affiliates or (ii) CVR Payment Amounts (as defined in the CVR Agreement) have been determined to be payable to CVR Holders pursuant hereto which have not yet been paid, in each of cases (i) and (ii), prior to the first (1st) anniversary of the Merger Closing Date, the date all CVR Payment Amounts (if any) relating to such Gross Proceeds and/or other CVR Payment Amounts required to be paid under the terms of the CVR Agreement have been paid to the CVR Holders).

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, the form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On May 28, 2025, IGM and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) dated as of May 27, 2025, pursuant to which IGM and Parent and its affiliates, including TCM and TCP, agreed, subject to certain exceptions, to keep confidential any non-public, proprietary and/or confidential information about the other party, its affiliates or subsidiaries and its business, disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a three-year period, which terminates on May 27, 2028. The Confidentiality Agreement contains a twelve-month “standstill” provision which did not include a “don’t-ask/don’t waive” provision and which included a “fall-away” provision such that the standstill would terminate upon the Company’s entry into a definitive agreement with a third party involving certain change of control transactions.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Limited Guaranty

In connection with the execution of the Merger Agreement, TCP, an affiliate of TCM and Parent, provided an irrevocable limited guaranty (the “Limited Guaranty”) pursuant to which TCP has agreed to guarantee (i) the payment of all amounts payable by Parent and/or Merger Sub pursuant to the terms of the Merger Agreement in connection with the consummation of the transactions contemplated thereby (for the avoidance of doubt, such obligations shall include payment of Offer Price, the Merger Consideration, the IGM In-the-Money Option Cash Consideration, the IGM Restricted Stock Unit Cash Consideration and the IGM Pre-Funded Warrant Cash Consideration, without duplication); (ii) the obligation of Parent and/or Merger Sub to pay monetary damages to the Company in connection with fraud or a willful breach by Parent or Merger Sub of the Merger Agreement, provided that the aggregate amount of all guaranteed obligations under clauses (i) and (ii) shall not exceed $78,000,000; (iii) Parent and Merger Sub’s payment obligations to CVR Holders under certain provisions of the CVR Agreement and performance of covenants set forth in the CVR Agreement (the “Guaranteed CVR Obligation”); provided that the maximum amount of the Guaranteed CVR Obligation shall not exceed the CVR Proceeds; and (iv) the Company and the Representative as the Guaranteed Party: the payment of certain Enforcement Costs (the “Enforcement Costs Obligations” and, together with the Maximum Guaranteed Purchase Obligation and the Maximum CVR Obligation, the “Maximum Guaranteed Obligations”) (as defined in the Limited Guaranty).

The Limited Guaranty also contained customary representations and warranties, including regarding TCP’s sufficiency of funds to fulfill its obligations with respect to the Limited Guaranty. The Guaranteed CVR Obligation is intended to be for the benefit of all CVR Holders and shall be enforceable by the Representative.

The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements Between IGM and Its Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the IGM Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of IGM’s stockholders generally. The IGM Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of each outstanding IGM Option and each outstanding IGM RSU at the Effective Time;

•	the accelerated vesting of outstanding equity awards held by non-employee directors of IGM, pursuant to IGM’s outside director compensation policy (the “Director Compensation Program”); and

•	the potential receipt of enhanced severance payments and benefits pursuant to change in control and severance agreements entered into by IGM’s executive officers.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of IGM who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of IGM as described in the Merger Agreement. As of June 27, 2025, the executive officers and directors of IGM, and if applicable, certain of his or her respective affiliates, beneficially owned, in the aggregate, 30,997,351 Shares (which, for clarity, excludes Shares subject to outstanding IGM Options and unvested IGM RSUs).

The following table sets forth (i) the number of Shares beneficially owned as of June 27, 2025, by each of IGM’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding IGM Options and unvested IGM RSUs), and if applicable, certain of his or her respective affiliates, and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Cash Amount of $1.247 per Share.

Name of Executive Officer or Director	Non-Voting Common Stock (#)	Voting Common Stock (#)(1)		Cash Consideration for Shares ($)
Mary Beth Harler, M.D.	—	25,131		31,338.36
Misbah Tahir	—	28,752		35,853.74
Lisa L. Decker, Ph.D.	—	22,811		28,445.32
Michael Lee(2)	—	11,884		14,819.35
Kathleen M. Behrens, Ph.D.	—	411,064	(3)	512,596.81
Julie Hambleton, M.D.	—	2,000		2,494.00
Christina Teng Topsøe(4)	5,044,295	10,475,347		19,352,993.57
Jakob Haldor Topsøe(5)	5,044,295	10,491,448		19,373,071.52
Felix J. Baker, Ph.D.	10,720,924	4,095,257		18,475,777.71
William Strohl, Ph.D.	—	62,500	(6)	77,937.50
Elizabeth Thompson, Ph.D.	—	6,502		8,107.99

(1)

In calculating the number of Shares beneficially owned for purposes of this table, Shares underlying outstanding IGM Options, unvested IGM RSUs and outstanding IGM Pre-Funded Warrants held by each individual have been excluded.

(2)

Excludes the 2,964,015 shares of voting common stock and 7,199,325 shares of non-voting common stock held by Redmile Group, LLC and its affiliates, which are not deemed beneficially owned by Michael Lee.

(3)

Includes (i) 20,751 shares of voting common stock held by Dr. Behrens, (ii) 330,700 shares of voting common stock held by the KBW 2005 Trust, for which Dr. Behrens serves as trustee, (iii) 29,807 shares of voting common stock held by the Non-Exempt Trust for Patrick R. Wilsey Under the Alfred S. Wilsey, Jr. Revocable Trust, for which Dr. Behrens serves as a trustee, and (iv) 29,806 shares of voting common stock held by the Non-Exempt Trust for Shannon K. Wilsey Under the Alfred S. Wilsey, Jr. Revocable Trust, for which Dr. Behrens serves as a trustee.

(4)

Includes (i) 52,951 shares of voting common stock held by Ms. Topsøe, (ii) 9,800 shares of voting common stock held by Pillarcater LLC, which is wholly owned by CT Foundation, a South Dakota trust (Ms. Topsøe being the sole manager of Pillarcater LLC and the sole beneficiary of CT Foundation), (iii) 12,032 shares of voting common stock subject to Vested and Unreleased IGM RSUs (as defined below), and (iv) 10,400,564 shares of voting common stock and 5,044,295 shares of non-voting common stock held directly by Topsøe Holding A/S.

(5)

Includes (i) 90,884 shares of voting common stock held by Mr. Topsøe, and (ii) 10,400,564 shares of voting common stock and 5,044,295 shares of non-voting common stock held directly by Topsøe Holding A/S.

(6)	Includes 62,500 shares of voting common stock subject to Vested and Unreleased IGM RSUs (as defined below).

Treatment of Equity Awards in the Transactions

Treatment of IGM Options

Immediately prior to the Effective Time, each IGM Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option will be canceled in exchange for the right to receive: (i) the IGM In-the-Money Option Cash Consideration and (ii) one CVR for each Share underlying such IGM Option. At the Effective Time, each Out-of-the-Money Option will be cancelled for no consideration. No amounts have been included in the table below with respect to the CVRs to be received by IGM’s executive officers in respect of their IGM Options.

In-the-Money Options Held by Directors and Executive Officers

As of June 27, 2025, none of the executive officers and directors of IGM beneficially owned any In-the-Money Option.

Treatment of IGM RSUs

Immediately prior to the Offer Closing Time, each IGM RSU that is outstanding but not vested immediately prior to the Effective Time will vest in full and automatically be canceled and the holder will be entitled to receive (i) the IGM Restricted Stock Unit Cash Consideration, and (ii) one CVR for each Share thereto.

The table below sets forth the IGM RSU holdings for each of IGM’s executive officers and directors, as of June 27, 2025, (i) the aggregate number of Shares subject to such IGM RSUs and (ii) the value of cash amounts payable in respect of such IGM RSUs at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such IGM RSU (which amounts will be subject to reduction for the withholding of taxes). No amounts have been included in the table below with respect to the CVRs to be received by IGM’s executive officers and directors in respect of their IGM RSUs.

Name of Executive Officer or Director	Number of IGM Unvested RSUs (#)	Cash Consideration for IGM Unvested RSUs ($)
Mary Beth Harler, M.D.	313,050	390,373.35
Misbah Tahir	150,050	187,112.35
Lisa L. Decker, Ph.D.	49,767	62,059.45
Michael Lee	—	—
Kathleen M. Behrens, Ph.D.	—	—
Julie Hambleton, M.D.	—	—
Christina Teng Topsøe	—	—
Jakob Haldor Topsøe	—	—
Felix J. Baker, Ph.D.	—	—
William Strohl, Ph.D.	62,500	77,937.50
Elizabeth Thompson, Ph.D.	—	—

Treatment of the IGM Equity Plans

The Merger Agreement provides that, prior to the Effective Time, IGM will provide that, on or after the Effective Time, no holder of any IGM Option or IGM RSU will have the right to acquire any equity interest in IGM or the Surviving Corporation and that each IGM Equity Plan will be terminated as of the Effective Time.

Treatment of IGM ESPP

The Merger Agreement provides that, prior to the Effective Time, IGM will take all reasonable actions required to (i) terminate the IGM ESPP as of immediately prior to the Merger Closing Date, and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.

Departures of Section 16 Officers and Change in Control and Severance Benefits under Existing Relationships

Departures of Section 16 Officers

IGM’s executive officers are Mary Beth Harler, Misbah Tahir, and Lisa L. Decker.

In connection with the transactions contemplated by the Merger Agreement, on July 1, 2025, (1) the employment of Misbah Tahir, the Company’s Chief Financial Officer, has been terminated effective as of

August 1, 2025; (2) the employment of Lisa L. Decker, the Company’s Chief Business Officer, has been terminated effective as of August 1, 2025. Mr. Tahir and Dr. Decker may continue to assist the Company as consultants after each of their last day of employment with the Company in order to support the transition of their responsibilities.

In addition, it is expected that the employment of Mary Beth Harler, the Company’s Chief Executive Officer, will be terminated effective as of the Effective Time.

Non-employee Director Compensation

IGM has granted certain equity awards under the IGM Equity Plans, including in accordance with IGM’s Director Compensation Program adopted by our Board, that are outstanding and held by IGM’s non-employee directors. Pursuant to the IGM Equity Plans equity awards granted to IGM’s non-employee directors will accelerate vesting in full upon a “change in control.” Additionally, pursuant to election agreements under the IGM Equity Plans, shares subject to vested IGM RSUs for which IGM’s non-employee directors elected to defer settlement (such RSUs, “Vested and Unreleased IGM RSUs”) will be delivered to such non-employee directors at the Effective Time. The Merger Closing will be a “change in control” within the meaning of the IGM Equity Plans.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the Merger that may be paid or become payable to each of Mary Beth Harler, M.D., Misbah Tahir, Lisa L. Decker, Ph.D., Fred Schwarzer, Bruce Keyt, PhD. and Chris H. Takimoto, M.D. PhD., F.A.C.P. (IGM’s “Named Executive Officers”) (with Mr. Schwarzer and Drs. Keyt and Takimoto being former executive officers) in connection with the Merger. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the Merger was consummated on June 27, 2025, and in the case of each Named Executive Officer, that the Named Executive Officer’s employment is terminated by IGM without cause or by the Named Executive Officer’s constructive termination, or, with respect to Mr. Schwarzer and Dr. Keyt, their service is terminated by IGM without Cause, in each case, on that date. IGM’s Named Executive Officers will not receive pension, tax reimbursement or other benefits in connection with the Merger.

Some of the amounts set forth in the table would be payable solely by virtue of the consummation of the Merger. In addition to the assumptions regarding the consummation date of the Merger and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a Named Executive Officer in connection with the Merger may differ from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Total ($)
Mary Beth Harler, M.D.	1,842,982	390,373	2,233,355
Misbah Tahir	947,654	187,112	1,134,766
Lisa L. Decker, Ph.D.	813,238	62,059	875,297
Fred Schwarzer	469,950	68,878	538,828
Bruce Keyt, Ph.D.	241,434	65,671	307,105
Chris H. Takimoto, M.D. Ph.D., F.A.C.P.	—	—	—

(1)

The cash amount represents (i) with respect to Drs. Harler and Decker and Mr. Tahir, the total potential lump sum severance payments to each such Named Executive Officer ((x) for Dr. Harler, the sum of (a) 18 months’ base salary, (b) 150% of her target annual bonus, and (c) 18 months’ COBRA premiums, and (y) for Dr. Decker and Mr. Tahir, the sum of (a) 12 month’s base salary, (b) 100% of their target annual bonus, and (c) 12 months’ COBRA premiums)) that may be payable in connection with the Merger pursuant to each such executive officer’s participation agreement under IGM’s Change in Control and Severance

Policy (the “Severance Policy”) if the Named Executive Officer’s employment is terminated by IGM other than for Cause, death or disability or by the Named Executive Officer’s Constructive Termination within 12 months following a Change in Control (as such terms are defined in the Severance Policy, and together, a “Double-Trigger Termination”), which constitutes a double-trigger benefit, and (ii) for each of Mr. Schwarzer and Dr. Keyt, the cash compensation payable to each under his Transition and Consulting Agreement (each, an “Executive Consulting Agreement”), each of which provides for lump sum payment of cash compensation contemplated through the end of the applicable expected term of the Executive Consulting Agreement (for Mr. Schwarzer, through October 1, 2026, monthly fees of $28,030 and additional monthly fees of $5,500 to facilitate health care continuation coverage, and for Dr. Keyt, through April 1, 2026, monthly fees of $21,326 and additional monthly fees of $5,500 to facilitate health care continuation coverage) in the event of the Named Executive Officer’s termination of service by IGM other than for Cause (as defined in the applicable Executive Consulting Agreement). Each such Named Executive Officer must timely execute and not revoke a release in favor of IGM in order to receive severance payments. The amount of each payment described in this footnote is set forth in the table below.

Name	Salary or Consulting Fee ($)	Bonus ($)	COBRA Payment ($)	Total ($)
Mary Beth Harler, M.D.	1,001,018	796,476	45,488	1,842,982
Misbah Tahir	523,663	372,324	51,667	947,654
Lisa L. Decker, Ph.D.	486,304	307,344	19,590	813,238
Fred Schwarzer	420,450	—	49,500	469,950
Bruce Keyt, Ph.D.	191,934	—	49,500	241,434

(2)

In connection with the Merger, outstanding IGM equity awards will receive full accelerated vesting, and (1) In-the-Money Options will be cancelled in exchange for the right to receive (A) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount (or $1.247) over the per share exercise price of the underlying Shares by (y) the number of Shares underlying such IGM Option; and (B) one CVR for each Share underlying such IGM Option, and (2) IGM RSUs will be cancelled in exchange for the right to receive (A) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount; and (B) one CVR. Additionally, pursuant to the Severance Policy, each of Drs. Harler and Decker and Mr. Tahir would otherwise be eligible to receive full vesting acceleration of outstanding time-based IGM equity awards in the event of his or her Double-Trigger Termination, and each of Mr. Schwarzer and Dr. Keyt would otherwise be eligible to receive full vesting acceleration of outstanding IGM equity awards in the event of his termination of service by IGM other than for Cause. Each such Named Executive Officer would otherwise be required timely execute and not revoke a release in favor of IGM in order to receive such vesting acceleration under the Severance Policy.

The aggregate values for each Named Executive Officer’s IGM RSUs in the table below represent the product of (i) the number of IGM RSUs held by a Named Executive Officer, multiplied by (ii) the Cash Amount. Such values do not account for the CVR, which has a value that is not determinable.

Name	Value of Unvested IGM RSUs ($)
Mary Beth Harler, M.D.	390,373
Misbah Tahir	187,112
Lisa L. Decker, Ph.D.	62,059
Fred Schwarzer	68,878
Bruce Keyt, Ph.D.	65,671

No In-the-Money Options held by IGM’s Named Executive Officers are unvested and eligible to accelerate in connection with the Merger.

The foregoing summary and description of the material terms of the change in control arrangements do not purport to be complete and are qualified in their entirety by reference to the full text of the change in control and severance arrangements and employment agreements, which are filed as Exhibits (e)(9) through (e)(16) hereto and are incorporated herein by reference.

Future Arrangements

It is possible that employees of IGM who remain employed following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements or consulting agreements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities or consulting engagements have been negotiated between employees of IGM and Parent.

Section 16 Matters

The Company and the IGM Board will, to the extent necessary and in accordance with the Merger Agreement, take appropriate actions to approve, for purposes of Section 16(b)-3 of the Exchange Act, the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of IGM for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of IGM, the bylaws of IGM or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.

At or prior to the Effective Time, IGM has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement or any of the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of IGM; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 200% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such six (6) year “tail” insurance policies or Parent will cause to be maintained in effect IGM’s current directors’ and officers’ liability insurance covering each person currently covered by IGM’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided that in no event will Parent or IGM be required to pay annual premiums for insurance in excess of 200% of the amount of the annual premiums currently paid by IGM for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 200% amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the IGM Board

On July 1, 2025, the IGM Board held a meeting at which the IGM Board unanimously (i) determined that the terms of the Merger Agreement and the other Transactions are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the IGM Board,” the IGM Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A press release, dated July 1, 2025, issued by IGM announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalog every conversation of or among the members of the IGM Board, IGM, IGM’s representatives, Parent, Parent’s representatives or other parties.

Introduction

The IGM Board, together with IGM’s management, has regularly reviewed and assessed IGM’s strategic direction and business plans, with a view towards strengthening IGM’s business and identifying opportunities to increase stockholder value, taking into account financial, industry, competitive and other considerations, including IGM’s clinical trials results, cash balance and cash runway. As part of this process, from time to time, the IGM Board and IGM’s management have reviewed potential strategic alternatives available to IGM, including the continuation of, and potential improvements to, IGM’s current business plans, strategic pivots and pipeline transformations, capital raising activities, and potential acquisitions, business combinations, partnerships, licenses, collaborations and other financial and strategic transactions, including the potential sale of IGM or certain of its product candidates, programs or intellectual property.

Following a determination by the IGM Board and IGM management in January 2025 that the imvotamab data in rheumatoid arthritis and systemic lupus erythematosus was not demonstrating the depth or consistency of B cell depletion necessary for a competitive clinical profile, a comprehensive evaluation was undertaken to identify a strategic alternative to maximize value for IGM stockholders. The objective was to identify attractive molecules that would leverage IGM’s available cash as well as the remaining capabilities in autoimmune drug development. Over 130 opportunities were evaluated, including acquisition of individual assets, mergers, reverse mergers and financial buyer transactions. This exercise unfolded over the first six months of 2025, a period of continued if not increasing uncertainty in the biotech financial markets, resulting in a relative increase in the value of cash. While a number of attractive molecules were identified, lengthy development timelines, additional capital requirements, and/or concerns relating to valuation also informed the decisions of the IGM Board. Care was taken throughout the process to optimize decision-making on behalf of all IGM stockholders and to address any potential conflicts of interest. After a thorough evaluation of the various opportunities, the decision was ultimately made in favor of a financial buyer transaction with Parent. Additional details behind the process and decision-making are provided below.

Detailed Background

On September 27, 2024, IGM committed to a strategic pivot and pipeline transformation, pursuant to which IGM began taking steps to minimize its future spending on the research and clinical development of aplitabart and its other oncology candidates in order to prioritize its pipeline of T cell engagers in autoimmune diseases, including ongoing clinical development of imvotamab in rheumatoid arthritis, systemic lupus erythematosus, and myositis, while further extending cash runway.

On January 7, 2025, the IGM Board held a meeting, with members of IGM’s management and a representative of Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), IGM’s outside counsel, present. At this meeting, the IGM Board discussed IGM’s imvotamab and IGM-2644 programs and related clinical trials. In light of the fact that interim data from the Phase 1b studies of imvotamab in rheumatoid arthritis and systemic lupus erythematosus showed that the depth and consistency of B cell depletion was insufficient to meet IGM’s high bar for success due to competitive developments and related strategic considerations, the IGM Board determined to terminate further development of such programs. The IGM Board then discussed and approved a proposal to restructure IGM as a result of the termination of the imvotamab and IGM-2644 programs, including an approximate 73% reduction in force. The IGM Board also determined to begin a process to explore and evaluate a range of potential strategic alternatives, including reverse merger transactions, business combinations, in-licensing opportunities, acquisitions, a potential sale of some or all of IGM’s remaining assets, and a potential company dissolution. The initial goal of this exercise was to identify attractive clinical-stage assets that allowed IGM to leverage its remaining cash and capabilities in immunology drug development in order to generate near-term value-inflecting data. The IGM Board also considered exploring a financial buyer transaction as an alternative to a potential company dissolution, whereby a financial buyer counterparty would acquire IGM in exchange for a discount to IGM’s closing net cash, thereby providing certainty to IGM’s stockholders of the receipt of liquidation proceeds without the risks associated with completing a wind-down process. However, the IGM Board determined not to explore financial buyer transactions at this time due to the likelihood that concurrently exploring both financial buyer transactions and other strategic alternatives would result in the loss of opportunities with likely strategic counterparties. The IGM Board also discussed the possibility of engaging a financial advisor in connection with IGM’s exploration of potential strategic alternatives, but determined following such discussions that engaging a financial advisor would be unlikely to be worth the cost, due to the large number of alternatives identified by management.

On January 9, 2025, IGM issued a press release announcing: (i) the termination of the imvotamab and IGM-2644 programs; (ii) the planned restructuring of IGM, including the reduction in force; and (iii) that IGM was evaluating internal options as well as potential strategic alternatives with the goal of maximizing value for its stockholders.

Between January 2025 and May 2025, at the direction of the IGM Board and with continued and robust ongoing oversight by the IGM Board and Special Committee (as defined and described below), IGM conducted an outreach campaign to various private and public companies within the biotechnology and pharmaceutical industries in order to gauge such parties’ interest in a potential strategic transaction with IGM. During this time, representatives of IGM evaluated, reached out to (or received inbound requests from) over 130 parties to explore the possibility of a strategic transaction with IGM. Of these parties, IGM entered into confidentiality agreements with 23 parties and received preliminary non-binding term sheets from five parties. Key considerations evaluated during this process included, with respect to each potential counterparty, the attractiveness of such party and its pipeline, strength of such party’s scientific data, experience of such party’s team, such party’s projected development timelines and need for additional capital beyond IGM’s available cash to enable value inflecting data.

On January 13, 2025, Mary Beth Harler, M.D., the Chief Executive Officer of IGM, met with a representative of a potential strategic counterparty to a transaction (“Party A”), and following additional discussions on January 27, 2025, certain representatives of IGM were provided access to certain confidential information regarding Party A.

Between February 3, 2025, and February 11, 2025, representatives of IGM and representatives of Party A held various meetings to discuss the respective businesses of IGM and Party A, their capabilities, and the potential for a merger or other strategic transaction between IGM and Party A.

On February 19, 2025, members of IGM’s management had an introductory call with members of management of a potential strategic counterparty to a transaction (“Party B”).

Also on February 25, 2025, a representative of a potential strategic counterparty to a transaction with IGM (“Party C”) reached out to a member of the IGM Board to discuss a potential strategic transaction.

Between February 25, 2025 and March 5, 2025, members of IGM’s management had various conversations with certain of IGM’s investors and members of the IGM Board regarding continuing discussions with Party A with respect to a merger or other potential strategic transaction between IGM and Party A, based on an interest in Party A’s science and potential synergies between IGM and Party A, and on March 5, 2025, Dr. Harler had a call with a representative of Party A to indicate that IGM continued to be interested in a potential strategic transaction. During this same period, members of IGM’s management continued to update members of the IGM Board and receive feedback and direction from members of the IGM Board with respect to conversations with potential counterparties for a potential reverse merger transaction or other strategic transaction.

On February 27, 2025, members of IGM’s management had a call with members of Party B’s management to discuss a potential reverse merger transaction.

On March 4, 2025, Dr. Harler spoke with a representative of Party C regarding the process for further discussions regarding a potential reverse merger transaction between IGM and Party C.

On March 6, 2025, based on feedback from the IGM Board, Dr. Harler informed a representative of Party B that IGM did not desire to proceed with further discussions with Party B regarding a potential reverse merger transaction due to strategic concerns with respect to Party B’s business.

On March 10, 2025, the IGM Board held a meeting, with members of IGM’s management and representatives of Wilson Sonsini present, where the IGM Board discussed the various strategic alternatives considered by the IGM Board to date, including a proposed merger with Party A and the outreach from Party C. Following further discussion, the IGM Board approved of the delivery of an indication of interest to Party A from IGM, which indication of interest proposed an all stock “merger of equals” transaction between IGM and Party A that would result in stockholders of IGM, on the one hand, and stockholders of Party A, on the other hand, each owning 50% of the combined company, which proposal reflected IGM possessing approximately $100 million in cash and cash equivalents at the closing of such transaction, with any cash shortfall to be made up by an investment by certain IGM investors.

On March 14, 2025, the IGM Board held a meeting with members of IGM’s management and representatives of Wilson Sonsini present, where the IGM Board discussed updates regarding IGM’s consideration of a strategic transaction with Party A and the status of various other strategic options for IGM. At this meeting, the IGM Board also discussed and approved of the formation of a special committee of the Board (the “Special Committee”), consisting of M. Kathleen Behrens, Ph.D., Julie Hambleton, M.D., William Strohl, Ph.D., and Elizabeth H.Z. Thompson, Ph.D., to oversee the review of potential strategic options for IGM. The Special Committee was formed due to certain members of the IGM Board having potential conflicts of interest with respect to a strategic transaction with Party A or with respect to a consummation by IGM of a reverse merger transaction with other potential counterparties due to the likelihood that affiliates of certain of such members of the IGM Board would participate in a related private investment in public equity (“PIPE”) transaction. The members of the Special Committee did not receive any additional compensation for their service on the Special Committee. The IGM Board delegated to the Special Committee the power to, among other things: (i) supervise and direct discussions and negotiations, and authorize and direct IGM’s management and IGM’s and the IGM Board’s legal counsel, financial advisors and other representatives and agents to engage in discussions and negotiations in connection with a strategic transaction outside the ordinary course of IGM’s business; (ii) determine whether any such strategic transaction is advisable and fair to IGM and its stockholders, and is in the best interests of IGM and its stockholders and to reject any such strategic transactions; (iii) determine that implementing any such strategic transaction will require the prior approval by an affirmative majority vote of disinterested stockholders of IGM; and (iv) take or approve any actions that the Special Committee may deem necessary, appropriate, desirable, useful, helpful or convenient in connection with any such strategic transaction, but did not delegate to the Special Committee the power or authority to cause IGM to enter into any definitive agreement relating to any such strategic transaction.

On that same day, following the meeting of the IGM Board, the Special Committee held a meeting with members of IGM’s management and a representative of Wilson Sonsini present. The Special Committee reviewed with the representative of Wilson Sonsini its role, responsibilities and fiduciary duties in connection with its consideration of strategic alternatives. The Special Committee then: (i) discussed the proposed transaction with Party A and the various other strategic alternatives that then may have been available to IGM; and (ii) instructed IGM management to continue discussions with Party A and exploration of such potential strategic alternatives.

From March 14, 2025 through May 15, 2025, the Special Committee continued to meet regularly to receive updates from management with respect to IGM’s exploration of strategic alternatives, including the status of a potential transaction with Party A and other potential counterparties to a strategic transaction, and with respect to IGM’s business and financial condition, including the status of terminating IGM’s leases and a strategic collaboration and the potential impact of such terminations on a potential strategic transaction. At such meetings, the Special Committee continued to evaluate such strategic alternatives, including a potential dissolution of IGM. Each opportunity for a potential strategic transaction was systematically reviewed with particular focus on the counterparty’s science and valuation considerations. The Special Committee also continued to provide feedback and direction to IGM’s management with respect to ongoing discussions with each potential counterparty to a strategic transaction, counterproposals to be submitted by IGM in response to any received proposals and the exploration of other potential strategic alternatives.

During this same period, the IGM Board also met periodically to receive general updates from IGM management with respect to IGM’s exploration of strategic alternatives and with respect to IGM’s business and financial condition.

Also during this same period, members of IGM’s management continued discussions with various potential counterparties to a strategic transaction or other strategic alternative, including Party A, based on feedback and direction from the Special Committee, including for purposes of conducting due diligence, to discuss financial analyses and potential transaction structures, and otherwise to advance discussions regarding a potential transaction.

On March 28, 2025, IGM received a counterproposal from Party A, which agreed to the potential equal ownership split between the stockholder bases of the two companies, but provided: (i) for a requirement for IGM to have closing net cash of $100 million; (ii) that the post-closing board of directors of the combined company would consist of five directors selected from Party A’s current board of directors and three directors selected from the IGM Board; (iii) that the President and Chief Executive Officer of the combined company would be the then Chief Executive Officer of Party A; and (iv) that the personnel composition of the combined company would otherwise be determined by Party A in its sole discretion. Following receipt of the counterproposal, Dr. Harler had a call with a representative of Party A to discuss Party A’s counterproposal.

From April 1, 2025 through April 30, 2025, IGM’s management continued discussions with representatives of Party C to conduct due diligence with respect to a potential strategic transaction with Party C and discuss possible terms and structures for such a transaction.

On April 4, 2025, based on feedback from the Special Committee, including that IGM appointees should receive at least equal representation on the combined company board of directors in a merger of equals transaction and that the Special Committee was not confident in the ability of the then Chief Executive Officer of

Party A to manage the combined company, IGM delivered a revised term sheet to Party A, which provided, among other things, that: (i) the post-closing board of directors of the combined company would consist of four directors selected from Party A’s board of directors and four directors selected from the IGM Board; (ii) Dr. Harler would be appointed as the President and Chief Executive Officer and that the Chief Executive Officer of Party A would be appointed as the Chief Scientific Officer of the combined company; and (iii) the personnel composition of the combined company would otherwise be mutually determined or, in the event the parties are unable to mutually agree, be determined by Dr. Harler and the board of directors of the combined company.

On April 10, 2025, Dr. Harler received a proposal for a reverse merger transaction between IGM and Party B from a representative of Party B, which proposed a valuation of Party B for purposes of such transaction, but indicated that a proposed valuation of IGM would be subject to further discussion and due diligence.

On April 16, 2025, IGM received a counterproposal from Party A, providing: (i) for a potential alternative allocation of post-closing ownership in the event that closing net cash of IGM was $80 million and where IGM would not be required to obtain equity financing for any shortfall of closing net cash below $100 million, whereby stockholders of Party A would own 55% of the combined company and stockholders of IGM would own 45% of the combined company, with such amount of closing net cash and percentages of post-closing allocation subject to further due diligence; and (ii) that the Chief Executive Officer of Party A would be the President and Chief Executive Officer of the combined company and that personnel of the combined company would otherwise be determined by Party A in its sole discretion.

On April 21, representatives of IGM and representatives of a potential strategic counterparty to a transaction (“Party D”) had an introductory call to discuss a potential strategic transaction.

On April 22, 2025, the IGM Board held a meeting, with members of IGM’s management and representatives of Wilson Sonsini present. At the meeting, Dr. Harler provided the IGM Board an update on IGM’s evaluation of potential strategic transactions, including the most recent counterproposal received from Party A. Members of IGM’s management then presented a proposal to the IGM Board for a further reduction in headcount of approximately 80%, including the rationale for the changes, key considerations, the terms of proposed severance arrangements and related matters. Following discussion, the IGM Board approved of the proposed reduction in headcount and related arrangements and activities.

Also on April 22, 2025, representatives of IGM had an introductory call with representatives of a potential strategic counterparty (“Party E”), during which the representatives of Party E expressed interest in a reverse merger with IGM.

On April 24, 2025, IGM delivered a counterproposal to Party A, which reverted on the potential alternative allocation of post-closing ownership from Party A’s April 16, 2025 counterproposal, such that the only option would be for IGM to have $100 million of closing net cash and for each parties’ stockholders to own 50% of the combined company. Such counterproposal was based on feedback from the Special Committee that any merger between IGM and Party A should not result in IGM stockholders owning less than 50% of the combined company and additional concerns regarding proposed relative valuation in light of evolving market conditions.

On April 29, 2025, IGM received a counterproposal from Party A, providing for, among other things, a proposed initial composition of the post-closing board of directors of the combined company, but with no changes to the terms relating to relative ownership of the combined company.

On April 30, 2025, Dr. Harler informed representatives of Party C that IGM was working on a proposal for a strategic transaction between IGM and Party C.

On May 1, 2025, Dr. Harler had an introductory call with a representative of a potential strategic counterparty (“Party F”) to discuss a potential strategic transaction between Party F and IGM.

On May 2, 2025, IGM received a term sheet from Party D, providing for a proposed “merger of equals” transaction that would result in stockholders of Party D owning 55% of the combined company and stockholders of IGM owning 45% of the combined company.

On May 6, 2025, IGM, based on feedback from and with approval of the Special Committee, delivered to Party C a proposal for a reverse merger between IGM and Party C that would result in IGM’s stockholders owning 70% of the combined company and Party C’s stockholders owning 30% of the combined company.

Also on May 6, 2025, IGM received a proposal from Party F, providing for a reverse merger between IGM and Party F that would result in stockholders of Party F owning approximately 87% of the combined company and stockholders of IGM owning approximately 13% of the combined company.

On May 9, 2025, IGM received a counterproposal from Party C, providing for the merger of a subsidiary of Party C holding certain specified assets of Party C into IGM, with 55% of the combined company being owned by IGM stockholders and 45% of the combined company being owned by Party C.

Also on May 9, 2025, IGM received a proposal from Party E providing for a reverse merger that would result in stockholders of Party E owning 56% of the combined company and stockholders of IGM owning 44% of the combined company.

On May 15, 2025, the Special Committee held a meeting, with members of IGM’s management and representatives of Wilson Sonsini present. At this meeting, Dr. Harler provided an update to the Special Committee regarding IGM’s evaluation of potential strategic transactions, including the potential merger or other strategic transaction with Party A, Party C and Party D and the potential reverse merger with each of Party E and Party F. The Special Committee discussed the science and businesses of each such potential counterparty, valuation considerations, the outlook of the combined company if a transaction with each such potential counterparty were successful, and recent and upcoming interactions with each such potential counterparty. The Special Committee then discussed IGM’s business and financial information, including IGM’s cash balance and cash burn rate and related matters. Management of IGM then presented to the Special Committee on other potential opportunities that management was continuing to monitor. Following further discussion, the Special Committee determined that IGM should not proceed with a reverse merger transaction with Party D or Party E, due to proposed relative valuations and scientific concerns with respect to their respective businesses.

From May 15, 2025 through May 21, 2025, IGM continued to engage in discussions and diligence meetings with representatives of the potential counterparties to a strategic transaction with which IGM was continuing to consider for a transaction, including, with respect to each potential reverse merger, diligence with respect to the business, operations, and scientific activities of the potential counterparty.

On May 19, 2025, the Special Committee held a meeting, with members of IGM’s management and representatives of Wilson Sonsini present, where the Special Committee received an update on, and discussed, the status of IGM’s evaluation of potential strategic transactions, including the potential merger or other strategic transaction with Party A and Party C and the potential reverse merger with Party F, and the need to reach a timely decision on next steps to preserve IGM’s capital.

On May 21, 2025, the Special Committee held a meeting with members of IGM’s management and representatives of Wilson Sonsini present. Dr. Harler provided an update to the Special Committee regarding IGM’s consideration of potential strategic transactions, including the potential merger or other strategic transaction with Party A and Party C, and a potential reverse merger with Party F, and noted management’s assessment that any such transaction would be less preferable to a financial buyer transaction due to concerns relating to scientific rationale, early development stages, proposed relative valuations, and/or potential future commercial opportunity. IGM’s management also discussed with the IGM Board the impact of the concurrent erosion in the biotech capital markets, which resulted in the certainty of cash to be returned to IGM stockholders in a financial buyer transaction becoming increasingly attractive. Members of IGM management in collaboration with representatives of Wilson Sonsini then engaged in a discussion with the Special Committee regarding financial buyer transaction processes, potential financial buyer transaction opportunities and related matters. Following discussion, the Special Committee unanimously determined that, having explored all the strategic alternatives available to IGM other than financial buyer transactions, and given the best terms that IGM had been able to negotiate with potential counterparties to such strategic alternatives, IGM should focus its efforts on pursuing a financial buyer transaction, and the Special Committee instructed management to proceed with outreach to potential financial buyer counterparties. Following such Special Committee meeting and in accordance with the direction from the Special Committee, IGM terminated discussions with each potential counterparty with which IGM was then engaged in discussions for a potential strategic transaction.

Also on May 21, 2025, a representative of IGM first contacted a representative of a potential financial buyer counterparty (“Party G”) and a representative of Parent to discuss a potential financial acquisition of IGM.

On May 22, 2025, a representative of IGM first contacted a representative of a potential financial buyer counterparty (“Party H”) to discuss a potential financial acquisition of IGM.

On May 23, 2025, representatives of IGM spoke with representatives of Parent to provide certain background information regarding IGM and to invite Parent to participate in IGM’s process for a transaction with a financial buyer.

On May 24, 2025, IGM and Party G entered into a confidentiality agreement that included a customary 1 year standstill provision.

On May 27, 2025, representatives of IGM spoke with representatives of each of Party G and Party H to provide certain background information regarding IGM and to invite Party G and Party H, respectively, to participate in IGM’s process for a transaction with a financial buyer.

Also on May 27, 2025, a representative of IGM first contacted a representative of a potential financial buyer counterparty (“Party I”) to discuss a potential financial acquisition of IGM.

On May 28, 2025, IGM and Parent entered into a confidentiality agreement that included a customary 1 year standstill provision.

On May 29, 2025, the IGM Board held a meeting with members of IGM’s management and representatives of Wilson Sonsini present. Dr. Harler began the meeting by providing an update to the IGM Board regarding IGM’s business and financial information, including IGM’s cash balance, the recent termination of certain of IGM’s leases, the winddown of IGM’s clinical operations, and related matters. Members of IGM management then provided an update on IGM’s evaluation of potential strategic transactions, including the recent determination by the Special Committee that a financial buyer transaction would be preferable to the potential merger or reverse merger transactions being assessed by IGM and the Special Committee’s reasons for such determination. Members of IGM management then reviewed the typical financial buyer transaction process with the IGM Board compared to a winddown and dissolution process, potential financial buyer counterparties and related matters. The IGM Board then discussed the matters presented at the meeting, including the potential financial buyer counterparties and potential transactions, followed by a discussion regarding a dissolution of the Special Committee due to the absence of any potential conflicts of interests among the members of the IGM Board in connection with a potential financial buyer transaction. Following such discussion, the IGM Board approved of the dissolution of the Special Committee.

Also on May 29, 2025, IGM and Party H entered into a confidentiality agreement that included a customary 1 year standstill provision.

Also on May 29, 2025, representatives of IGM spoke with a representative of Party I to provide certain background information regarding IGM and to invite Party I to participate in IGM’s process for a transaction with a financial buyer.

On May 30, 2025, IGM sent a process letter with respect to IGM’s process for a transaction with a financial buyer to each of Parent, Party G and Party H, which requested that each such potential counterparty submit a proposal for a transaction by 5:00 p.m. Pacific Time on June 10, 2025, and that such proposals should be based on the assumption that IGM would be in possession of approximately $82 million of net cash upon the closing of any such transaction.

On June 3, 2025, IGM and Party I entered into a confidentiality agreement that included a customary 1 year standstill provision.

Also on June 3, 2025, IGM sent the process letter with respect to IGM’s process for a transaction with a financial buyer to Party I.

Later on June 3, 2025, IGM received a non-binding proposal from Party I for an acquisition of IGM for an amount of cash equal to 97% of IGM’s closing net cash (representing $79.54 million in purchase price if closing net cash were $82 million) and a contingent value right representing the right to receive 80% of the net proceeds payable from any sale, license or other disposition of IGM’s assets, intellectual property or technology, on terms to be further agreed in definitive agreements. The proposal contemplated that the purchase price would be funded through additional third party financing. The proposal did not contemplate any required exclusivity period.

On June 5, 2025, representatives of IGM and representatives of Parent had a call for purposes of Parent conducting due diligence with respect to IGM.

On June 6, 2025, representatives of IGM and representatives of Party H had a call for purposes of Party H conducting due diligence with respect to IGM.

Also on June 6, 2025, IGM received a non-binding proposal from Parent for an acquisition of IGM for an amount of cash equal to $1.204 per share in cash, representing an aggregate purchase price of $75.5 million, and a contingent value right representing the right to receive: (i) 80% of the net proceeds payable from any license or disposition of IGM’s imvotamab, IGM-2644 and aplitabart product candidates within 12 months of the closing of the acquisition; and (ii) 100% of the closing net cash of IGM in excess of $82 million, and which proposal was based on availability of at least $82 million of closing net cash, with no third party financing by Parent required to fund the acquisition. The proposal did not contemplate any required exclusivity period.

On June 8, 2025, IGM received a non-binding proposal from Party G for an acquisition of IGM, which proposal provided two alternative options for an acquisition assuming closing net cash of $82 million. The first option provided for an acquisition for IGM’s closing net cash, less $4.5 million (equal to $77.5 million, assuming closing net cash of $82 million), plus a contingent value right to receive: (i) 90% of the near-term proceeds from the sale or out-licensing of IGM’s legacy assets; and (ii) 100% of any closing net cash in excess of $82 million. The first option also provided that IGM may issue a dividend of up to $70 million of its cash 10 days following announcement of the transaction, with the upfront cash consideration payable in the transaction lowered by the amount of any such dividend, in order to accelerate cash realization for IGM’s stockholders. The second option provided IGM’s stockholders the ability to elect to receive proceeds in cash, publicly traded stock of Party G, or a combination of both (at the same $4.5 million discount to $82 million in net cash), subject to a maximum amount of stock being subject to election. Under the second option, Party G’s stock would be valued based on a 5% premium to Party G’s 30 trading day volume-weighted average price. The proposal also provided for an initial 30 day exclusivity period that would extend for successive 10 day periods unless terminated with 10 days’ written notice by either party.

On June 10, 2025, IGM received a non-binding proposal from Party H for an acquisition of IGM, which proposal provided for an acquisition of IGM for $78.05 million, based on closing net cash of $82 million less $3.95 million, and a contingent value right representing the right to receive: (i) 100% of any net proceeds from the disposition of IGM’s legacy programs occurring prior to the closing of the transaction and 80% of such net proceeds from a disposition occurring within three years of the closing of the transaction; (ii) additional amounts payable upon the achievement of certain clinical, scientific and commercial milestones related to IGM assets; and (iii) 100% of any cash savings generated prior to the closing of the transaction relating to the winddown of IGM’s legacy operations and 80% of any cash savings generated within three years of the closing of the transaction relating to the winddown of IGM’s legacy operations. Party H’s proposal also contemplated delivery of a commitment letter from a bank or a guarantee from an affiliate of Party H to fund the purchase price. The proposal also provided for an initial 30 day exclusivity period that would extend for successive 10 day periods unless terminated with 10 days’ written notice by either party.

Also on June 10, 2025, representatives of IGM spoke with representatives of each of Parent, Party G, Party H and Party I to discuss their respective proposals to IGM and to receive clarification with respect to such proposals.

On June 11, 2025, the IGM Board held a meeting, with members of IGM’s management and representatives of Wilson Sonsini present, to discuss the proposals received from Parent, Party G, Party H and Party I. Dr. Harler provided an update on IGM’s evaluation of financial buyer transactions and IGM’s business. Members of IGM management discussed the benefits and risks of proposals received from Parent, Party G, Party H and Party I, the valuation of each proposal, the role of contingent value rights in each proposal, potential requests for revised proposals from each party, timing and next steps, and related matters. Representatives of Wilson Sonsini then reviewed with the IGM Board its fiduciary duties and related matters. Following further discussion, the IGM Board instructed IGM’s management to relay feedback to each of the potential financial buyers with respect to their proposals, including with respect to each of Parent, Party G and Party H that their proposals were insufficient relative to other proposals received by IGM and with respect to Party I to request commitment for an earlier prospective closing date and clarification with respect to Party I’s requirement for third party financing, and for such parties to submit enhanced proposals to remain competitive in the process.

On June 11, 2025, representatives of IGM spoke with representatives of each of Parent, Party G, Party H and Party I to relay the feedback from the IGM Board with respect to each of their proposals and to request revised proposals by the end of June 13, 2025.

On June 12, 2025, representatives of IGM spoke with representatives of Party H to discuss and clarify a pending revised proposal from Party H.

On June 13, 2025, IGM received a revised proposal from Parent, which proposal provided for an increased purchase price of $77 million (increased from $75.5 million), a revised proposal from Party G, which proposal provided for an increased purchase price of $78 million (increased from $77.5 million), and a revised proposal from Party H, which proposal provided for the contingent value right to include the right to receive 90% of any cash savings generated within the first year of the closing of the transaction relating to the winddown of IGM’s legacy operations (increased from 80%) and that Party H would bear its own transaction costs rather than such costs being deducted from closing net cash of IGM (as had been previously proposed). Each of Parent, Party G and Party H indicated to IGM that their revised proposals were their best and final offers.

On June 14, 2025, IGM received a revised proposal from Party I, which proposal provided for a contingent value right representing the right to receive at least 80% and up to 95% in certain circumstances of the net proceeds payable from any sale, license or other disposition of IGM’s assets, intellectual property or technology (up from a previously static 80%). Party I indicated to IGM that its revised proposal was its best and final offer.

On June 15, 2025, the IGM Board held a meeting, with members of IGM’s management and representatives of Wilson Sonsini present. A representative of Wilson Sonsini reviewed with the members of the IGM Board their fiduciary duties and related matters. Members of IGM’s management then reviewed IGM’s evaluation of the various potential financial buyer transactions and the risks and benefits of the various revised proposals received from each of Parent, Party G, Party H and Party I, including the valuation of each revised proposal, the role of contingent value rights in each revised proposal, the certainty of each proposed transaction being completed, timing and next steps and related matters. Taking into account the experience of each of the potential financial buyer counterparties, including that a transaction with Party I would be Party I’s first acquisition and that Party H similarly had limited experience with financial buyer transactions, while Parent and its affiliates had completed numerous similar financial buyer transactions and Party G completed a similar financial buyer transaction, that Party I would require debt financing to fund the purchase price in a transaction, the purchase price and contingent value rights proposed by each of the potential counterparties, and the speed at which each potential counterparty was likely able to complete a transaction, which would affect closing net cash and thus the ultimate value received by IGM’s stockholders, the IGM Board approved of IGM proceeding with Party G’s proposal and entering into an exclusivity agreement with Party G on terms acceptable to the IGM Board. The IGM Board further instructed management to continue to engage with Parent until an exclusivity agreement was entered into with Party G and to return to the IGM Board if Parent improved the economic terms of its proposal.

On June 15, 2025, Dr. Harler spoke to a representative of Parent to provide the feedback from the IGM Board regarding Parent’s June 13 proposal.

On June 16, 2025, Dr. Harler spoke to a representative of Party G to confirm IGM would proceed with a transaction with Party G and would be willing to enter into an exclusivity agreement with Party G for a short period.

On June 17, 2025, a representative of Parent called Dr. Harler to indicate that Parent remained interested in an acquisition of IGM and was willing to submit a revised proposal that was competitive with proposals submitted from other parties in the process.

Also on June 17, 2025, Dr. Harler emailed a representative of Party I to convey that IGM would not be proceeding with Party I due to the fact that a transaction with Party I would be Party I’s first acquisition and the corresponding lack of certainty, likelihood that a transaction would be completed less quickly than with more experienced financial buyers (thus resulting in lower closing net cash) and related risks in completing a transaction with Party I.

On June 18, 2025, IGM received a revised proposal from Parent, which proposal provided for an acquisition of IGM for $1.246 per share in cash, representing an aggregate purchase price of approximately $78 million (increased from $77 million), and a contingent value right representing the right to receive: (i) 80% of the net proceeds payable from any license or disposition of IGM’s product candidates or intellectual property within 12 months of the closing of the acquisition; and (ii) 100% of the closing net cash of IGM in excess of $82 million. The revised proposal also indicated the ability and expectation of Parent to complete a transaction ten days sooner than originally proposed in Parent’s prior proposal.

Later on June 18, 2025, representatives of Wilson Sonsini received a draft merger agreement and draft exclusivity agreement from representatives of Party G.

On June 19, 2025, the IGM Board held a meeting, with members of IGM’s management and representatives of Wilson Sonsini present. At this meeting, the IGM Board discussed the revised proposal from Parent. Members of IGM’s management reviewed the valuation of Parent’s revised proposal relative to the proposal from Party G, the role of contingent value rights in their respective proposals, and the experience of each of Parent and Party G in financial buyer transactions. As part of such discussions, the IGM Board considered that Parent’s controlling stockholder is the most experienced financial buyer for financial buyer transactions while Party G had some but comparatively less experience in similar transactions, the speed at which each of Parent and Party G was likely able to complete a transaction, including that Parent’s revised proposal indicated that a transaction could be completed one to two weeks more quickly than the timeline on which Party G indicated it could complete a transaction, and the track record of Parent’s controlling stockholder in completing financial buyer transactions quickly, which would result in greater closing net cash and thus greater value received by IGM’s stockholders. Following further discussion, the IGM Board determined to proceed with the proposal from Parent due to Parent’s prevailing experience in financial acquisitions, the correspondingly high level of certainty in the consummation and the speed at which Parent would be able to complete such a transaction, and the improved economic terms in Parent’s latest proposal. The IGM Board also determined that IGM should only reengage with the proposal from Party G if Party G made a significant improvement to the economic terms of its proposal.

Later on June 19, 2025, Dr. Harler spoke with a representative of Parent to confirm that IGM would accept the latest proposal submitted by Parent to IGM.

On June 20, 2025, Dr. Harler spoke to a representative of each of Party G and Party H to convey that IGM would not be continuing discussions with Party G and Party H, respectively, with respect to a potential strategic transaction. The representative of Party H responded to Dr. Harler that Party H may be interested in purchasing one or more of IGM’s product candidate assets.

On June 24, 2025, IGM received an initial draft of the Merger Agreement, the CVR Agreement, and certain other agreements ancillary to the transaction from Parent, each of which was substantially consistent with the final negotiated versions of such agreements from recent similar transactions completed by Parent’s affiliates, with deviations therefrom largely being only as required to conform to the terms of Parent’s final proposal to IGM. The draft Merger Agreement included a fixed price per share in cash of $1.248 for the Offer and the Merger payable at closing, based on a minimum closing net cash condition of $82 million, which per share price was increased from the June 18 proposal from Parent due to updates to IGM’s calculation of its fully diluted shares of capital stock, but which represented the same approximate aggregate purchase price of $78 million. The draft Merger Agreement generally included customary terms and conditions, including, among other things, for: (i) the transaction to be structured as a cash tender offer followed immediately by a merger pursuant to DGCL Section 251(h); (ii) the acceleration and cash-out of certain IGM equity awards; (iii) customary exceptions to the definition of “Company Material Adverse Effect”; (iv) customary representations and warranties with respect to IGM, Parent and Merger Sub; (v) IGM’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior company proposal; and (vi) IGM’s ability to terminate the Merger Agreement to accept a superior company proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included: (i) a $3.1 million termination fee payable by IGM if the Merger Agreement is terminated in certain circumstances, including in connection with entering into a superior company proposal; and (ii) a requirement for IGM to reimburse all transaction-related expenses of Parent up to $500,000 if the Merger Agreement is terminated by Parent in certain circumstances.

On June 26, 2025, the IGM Board held a meeting, with members of IGM’s management and representatives of Wilson Sonsini present. Members of IGM management provided an overview of the process of the proposed financial acquisition by Parent. A representative of Wilson Sonsini reviewed the terms of the initial draft of the Merger Agreement, proposed revisions to the Merger Agreement and next steps to reach execution of the Merger Agreement. Members of IGM management then discussed IGM’s engagement of Houlihan Lokey for the purpose of Houlihan Lokey providing the IGM Board a written opinion as to whether the consideration to be received by holders of common stock of IGM in an acquisition transaction is fair to such holders from a financial point of view, including the fees associated with such engagement, Houlihan Lokey’s reputation, Houlihan Lokey’s experience in advising companies in similar financial acquisitions and related matters, including that Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Following such discussion, the IGM Board approved the engagement of Houlihan Lokey.

Later that same day, following the IGM Board’s approval of the engagement of Houlihan Lokey, IGM entered into an engagement letter with Houlihan Lokey on the terms discussed with the IGM Board for the purpose of Houlihan Lokey providing the IGM Board a written opinion as to whether the consideration to be received by holders of common stock of IGM in an acquisition transaction is fair to such holders from a financial point of view. Pursuant to its engagement by IGM, Houlihan Lokey would receive a fee of $600,000 for such services, of which $100,000 would become payable upon Houlihan Lokey’s retention by IGM and the remainder would be payable upon the delivery of its opinion.

Also on June 26, 2025, representatives of Wilson Sonsini delivered a revised draft of the Merger Agreement to representatives of Parent and Parent’s outside counsel, which revised draft provided for, among other things, a reduction of the termination fee payable by IGM if the Merger Agreement is terminated in certain circumstances from $3.1 million to $1.75 million.

Between June 27, 2025 and June 30, 2025, representatives of IGM and representatives of Parent exchanged drafts of the Merger Agreement, CVR Agreement and other definitive documents, and agreed on final forms of the definitive documents for the transaction. Revisions to the Merger Agreement and CVR Agreement included, among other things: (i) a per share cash price of $1.247 instead of $1.248, which was based on an update to the calculation of the number of fully diluted shares of IGM and which resulted in the same $78 million aggregate purchase price agreement; (ii) a $2.425 million termination fee payable by IGM if the Merger Agreement is terminated in certain circumstances; (iii) adding IGM-8447, an IgM-based Death Receptor 5 agonist, and IGM-2537, an IgM-based CD123 X CD3 bispecific antibody T cell engager, as CVR Products; and (iv) adding the ability for CVR holders to receive proceeds from the disposition of IGM’s patents.

On July 1, 2025, the IGM Board held a meeting, with members of management, representatives of Wilson Sonsini and representatives of Houlihan Lokey present. Representatives of Houlihan Lokey, at the request of the IGM Board, reviewed with the IGM Board Houlihan Lokey’s financial analysis of IGM and the Offer and the Merger, and rendered to the IGM Board an oral opinion, subsequently confirmed by delivery to the IGM Board of a written opinion dated July 1, 2025, to the effect that, based upon and subject to the various assumptions, qualifications, limitations and other matters considered in connection with the preparation of the opinion set forth therein, as of such date, the Offer Price to be received by the holders of IGM Common Stock (other than Parent, Merger Sub, and their respective affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates). For more information regarding Houlihan Lokey’s opinion, please see this Item 4 under the heading “Opinion of Houlihan Lokey”. Representatives of Wilson Sonsini then reviewed with the members of the IGM Board their fiduciary duties and summarized the terms in the Merger Agreement. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions and the materials that had previously been circulated to the IGM Board (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the IGM Board”), all members of the IGM Board unanimously: (i) determined that the terms of the Merger Agreement and the other Transactions are advisable, fair to, and in the best interests of, IGM and IGM’s stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions; (iii) authorized and approved the execution, delivery and performance by IGM of the Merger Agreement and the consummation of the Transactions; and (iv) resolved to recommend that IGM’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Later on July 1, 2025, following the IGM Board’s approval of the Merger Agreement and the Transactions, IGM, Parent and Merger Sub executed and delivered the Merger Agreement.

Also on July 1, 2025, a representative of Party H called Dr. Harler to relay that Party H was not interested in purchasing any of IGM’s assets.

Before the opening of trading of the U.S. stock markets on July 1, 2025, IGM issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent to acquire all of the outstanding Shares at the Offer Price.

On July 16, 2025, Parent commenced the Offer, and later on July 16, 2025, IGM filed this Schedule 14D-9.

Reasons for the Recommendation of the IGM Board

In evaluating the Offer and the Merger, the IGM Board considered and analyzed a number of factors, including the following (which reasons are not necessarily presented in order of relative importance).

The IGM Board believed that the following material factors and benefits supported their determination and recommendation:

•

Premium. The current and historical market prices for the Shares, and the fact that the Cash Amount portion of the Offer Price represents a premium to recent market prices of the Shares, including an approximately 11% premium to IGM’s closing share price prior to IGM’s public announcement of the Offer and the Merger on July 1, 2025;

•

Certainty of Value. (i) The Cash Amount provides certain and immediate value and liquidity to IGM’s stockholders for their Shares; and (ii) the CVR Proceeds, if any, may provide additional value and liquidity to IGM’s stockholders for their Shares;

•

CVR. The fact that: the Transactions offer IGM stockholders a potential opportunity to, within specified parameters, receive (i) 100% of the Additional Closing Net Cash Proceeds, and (ii) 80% of the Net Proceeds from a Disposition;

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Results of Strategic Review Process. The Transactions were the result of a reasoned, fully informed process overseen by the IGM Board (and with respect to the strategic alternatives considered by IGM other than financial buyer transactions, the Special Committee). As part of that process, IGM conducted a fulsome strategic process to explore potential strategic alternatives, as more fully described in this Item 4 under the heading “Background of the Offer and the Merger”. Following the review of the various transaction proposals received by IGM and other potential strategic alternatives, the IGM Board and the Special Committee believed that financial buyer transaction proposals offered greater certainty of closing and value to IGM’s stockholders than the reverse merger or similar transaction opportunities available to IGM, taking into account: (i) the businesses and science of the potential reverse merger counterparties; (ii) prevailing public market conditions; (iii) the ability to secure PIPE financing in the amounts required to fund operations of the combined companies; (iv) the proposed relative valuations outlined in the various proposals; (v) the timeline on which alternative transactions could be consummated (if at all); (vi) the ongoing cash needs of the combined companies post-transaction; and (vii) other risks with respect to an alternative transaction structure.

•	Best Value. The belief of the IGM Board that the Offer Price represented the best value reasonably obtainable by IGM under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to any financing condition and that TCP provided a Limited Guaranty to support the funding of the Transactions;

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Prospects of IGM on a Standalone Basis. The IGM Board’s assessment of the assets, liabilities and financial condition of IGM if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the discontinuation of IGM’s clinical programs, IGM’s market capitalization and its workforce reductions since January 2025;

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Expected Return to Stockholders if IGM Liquidated. The IGM Board’s belief that the Offer Price is more favorable to such holders than the potential value that might be distributable to the holders of Shares if IGM were to effect a statutory liquidation, which conclusion was based on a financial analysis performed by IGM’s management (as more fully described in this Item 4 under the heading “IGM Management Liquidation Analysis”) and, among other factors, the following:

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an orderly liquidation would require that IGM continue to operate until a liquidation process could be completed, which would likely require IGM to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to IGM’s stockholders;

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IGM’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with IGM through the liquidation process;

•	IGM would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize IGM’s technology and product candidates; and

•

IGM would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, IGM’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to IGM’s stockholders;

•

Opinion of Houlihan Lokey. The financial analysis reviewed by Houlihan Lokey with the IGM Board as well as the oral opinion of Houlihan Lokey rendered to the IGM Board on July 1, 2025 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 1, 2025), as to, as of such date, the fairness, from a financial point of view, to the holders of IGM Common Stock, other than Parent, Merger Sub, and their respective affiliates (the “Excluded Holders”) of the Offer Price to be received by such holders (other than the Excluded Holders) in the Offer and the Merger pursuant to the Merger Agreement, as more fully described in this Item 4 under the heading “Opinion of Houlihan Lokey”;

•

High Likelihood of Consummation. The belief of the IGM Board that the Transactions have a reasonable likelihood of closing on an acceptable timeline in light of IGM’s cash runway and forecast, taking into account the speed at which Parent would be able to negotiate and consummate the Transactions due to Parent’s and its affiliates’ extensive experience in consummating similar transactions;

•	Negotiations with Parent and Terms of the Merger Agreement. The terms of the Merger Agreement, which was the product of arm’s-length negotiations, with the factors considered including:

•	IGM’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding alternative acquisition proposals;

•	the IGM Board’s belief that the terms of the Merger Agreement would be unlikely to deter third parties from making a superior proposal;

•	the IGM Board’s ability, under certain circumstances, to withdraw or modify its recommendation that IGM’s stockholders accept the Offer and tender their Shares pursuant to the Offer;

•

IGM’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement and the IGM Board’s belief that the termination fee payable by IGM in such instance was reasonable and not preclusive of other offers;

•	the limited conditions to IGM’s obligation to consummate the Merger, making the Merger reasonably likely to be consummated; and

•	IGM’s ability to specifically enforce Parent’s and Merger Sub’s obligations to cause the Offer and the Merger to be completed;

•

Minimum Condition. The fact that the minimum condition per the Merger Agreement, whereby the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Parent and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL), equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived; and

•

Appraisal Rights. The fact that stockholders of IGM who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

The IGM Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer IGM’s stockholders an opportunity to participate in the potential benefits of a combination in a strategic reverse merger or similar transaction and thus benefit from the potential of a combined company to create additional stockholder value through a strategic reverse merger partner’s development programs and business;

•	The Uncertain Value of the CVRs. The fact that there is significant uncertainty around the ability to attract a potential acquirer for the CVR Products;

•

No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes IGM from soliciting alternative acquisition proposals, and requires IGM to pay to Parent a termination fee of $2.425 million in certain circumstances, including in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and IGM later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within 12 months after such termination;

•

Minimum Cash Condition. The fact that IGM having Closing Net Cash of at least $82 million is a condition to Parent’s obligation to accept the Shares tendered in the Offer and consummate the Merger, and the risk of IGM being unable to satisfy such condition if the Transactions are not consummated in a timely manner;

•

Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, IGM will have significantly less cash that could potentially be distributed to stockholders;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on IGM’s cash reserves and operating results should the Transactions not be completed, including the potential expense reimbursement amount of up to a maximum amount of $500,000 payable by IGM to Parent if the Merger Agreement is terminated by Parent under certain circumstances; and

•

Interests of Insiders. The interests that certain directors and executive officers of IGM may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of IGM or the interests of IGM’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between IGM and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify IGM’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the IGM Board in their consideration of the Offer and the Merger. After considering these and other factors, the IGM Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the IGM Board, and the complexity of these factors, the IGM Board did not find it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the IGM Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the IGM Board’s consideration of the reasons supporting the Transactions is forward-

looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”

IGM Management Liquidation Analysis

To assist the IGM Board’s analysis and decision with respect to whether to enter into the Merger Agreement and engage in the Transactions and to recommend that IGM’s stockholders tender their Shares into the Offer, IGM management prepared the “Liquidation Analysis” shown in the table below, which is a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger. The Liquidation Analysis was also provided to Houlihan Lokey, who was authorized and directed to use and rely upon such analysis for purposes of its opinion to the IGM Board. In conducting this analysis, IGM management developed high-case and low-case scenarios for the IGM Board’s consideration. The high-case scenario assumes IGM will be able to complete its business wind-down activities such that an initial distribution to IGM’s stockholders is made on May 31, 2026. The low-case assumes IGM takes 3 months longer to complete its business wind-down activities such that the initial distribution to IGM’s stockholders is made on August 31, 2026. Under both of these scenarios, IGM management determined the implied equity value of IGM Common Stock in a liquidation to be equal to the present value of the amount of cash available for distribution to IGM’s stockholders in an orderly liquidation of IGM. In the high-case scenario, IGM management estimated that, after payment of wind-down costs, operating costs, severance, insurance and other expenses, approximately $66.4 million in cash would be available for distribution at the commencement of the liquidation process, with another approximately $9.9 million payable on the twenty four (24) month anniversary of the date of the initial dissolution, which represents the present value of a holdback reserve to satisfy potential liabilities within 24 months following the date of initial distribution (the “Holdback Period”). These assumptions resulted in an aggregate present value of approximately $76.3 million, or approximately $1.24 per Share, assuming, based on management’s good faith estimate, a discount rate of 3.39% representing the average one-month term, forward Secured Overnight Financing Rates (“SOFR”) for the Holdback Period as of the time of management’s analysis. In the low-case scenario, IGM management estimated that, after payment of wind-down costs, operating costs, severance, insurance and other expenses, approximately $60.6 million in cash would be available for distribution at the commencement of the liquidation process, with another approximately $11.3 million payable from the present value of the holdback reserve within the Holdback Period. These assumptions resulted in an aggregate present value of approximately $72 million, or approximately $1.16 per Share, assuming, based on management’s good faith estimate, a discount rate of 3.39%. The estimates for both the high-case and low-case scenarios are lower than the $1.247 per Share offered to IGM’s stockholders pursuant to the Merger Agreement.

The timing of the distributions, if any, and the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, including the amount of wind-down costs and the amount required to settle IGM’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by IGM of its remaining obligations (including obligations to continue SEC filings) and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any fees, expenses, contingencies or other obligations that IGM may incur will be within the range of estimated amounts provided in the Liquidation Analysis, that the Liquidation Analysis accounts for all possible such fees, expenses, contingencies or other obligations of IGM or that the estimated distributions would be realized at the estimated amounts, if at all.

Liquidation Analysis

(values in millions, except per share amounts)

	March 31, 2025	Recoverability Estimate		Implied Liquidation Value
	Book Value	Low	High	Low	High
Assets
Cash, Cash Equivalents and Marketable Securities(1)	$152.1	100%	100%	$152.1	$152.1
Prepaid Expenses(2)	8.9	61%	61%	5.5	5.5
Property and Equipment, Net(3)	16.2	16%	16%	2.6	2.6
Operating Lease Right-of-Use-Assets(4)	28.8	0%	0%	—	—
Other Assets(5)	0.8	0%	0%	—	—
Intellectual Property(6)	—	100%	100%	—	—
Interest Income	N/A	N/A	N/A	2.7	2.0

Total Assets	$206.9			162.9	162.2

Liabilities
Accounts Payable(7)	(1.3)	100%	100%	(1.3)	(1.3)
Total Accrued Expenses(8)	(17.3)	82%	82%	(14.2)	(14.2)
Total Operating Lease Liability(9)	(44.0)	73%	73%	(32.2)	(32.2)
Total Deferred Revenue(10)	(143.6)	0%	0%	—	—

Total Liabilities	(206.2)	23%	23%	(47.7)	(47.7)

Residual Value (Total Assets less Total Liabilities)	$0.6			$115.2	$114.5

Total Wind-Down Costs(11)				(54.4)	(48.0)

Net Cash Available for Initial Distribution				60.8	66.5

Present Value of Holdback, Net of Claims(12)				11.3	9.9

Net Cash Available including Holdback				72.1	76.4

Fully Diluted Shares Outstanding				61.8	61.8

Implied Per share Value Reference Range				$1.17	$1.24

(1)

Cash, Cash Equivalents and Marketable Securities: Reflects IGM’s cash balances as of March 31, 2025. Cash and cash equivalents include all highly liquid investments with original maturity of three months or less from the date of purchase. Marketable securities consist of available-for-sale fixed income securities including U.S. treasuries and government agency securities, corporate bonds and commercial paper. Recoveries are expected to be 100% in the low-case and high-case scenarios.

(2)

Prepaid Expenses: Estimated recoveries consist of approximately $2.2 million in prepaid expenses and approximately $3.3 million in contract research organization (“CRO”) refunds, of which IGM has collected approximately $3.0 million in CRO refunds as of June 30, 2025). In aggregate, recovery of prepaid expenses is assumed to be 61%.

(3)

Property and Equipment, Net: Consists of: (i) laboratory and manufacturing equipment; (ii) office equipment; (iii) leasehold improvements; and (iv) construction in progress, each net of accumulated depreciation, as applicable. Assumed recoveries in the low-case and high-case scenarios represent actual equipment sales that have been completed as of June 30, 2025. In aggregate, recovery of property and equipment, net is assumed to be approximately $2.6 million, or 16%.

(4)

Operating Lease Right-of-Use Assets: Reflects the accounting treatment of IGM’s right to use an underlying asset for the lease term, which is assumed to be fully unrecoverable in the low-case and high-case scenarios.

(5)

Other Assets: Reflects other non-current assets, including certain amounts related to security deposits associated with leases that have subsequently been terminated, which are assumed to be fully unrecoverable in the low-case and high-case scenarios.

(6)

Intellectual Property: The intellectual property is assumed to have no residual value in the low-case and high-case scenarios based on the following factors, among other things: (i) interim data from the Phase 1b studies of imvotamab in rheumatoid arthritis and systemic lupus erythematosus show that the depth and consistency of B cell depletion is “insufficient to meet our high bar for success” per IGM management, and IGM has discontinued further development of imvotamab program; (ii) the significant decrease in IGM’s stock price that occurred following the announcement of the imvotamab Phase 1b studies results; (iii) discussions with various investors, biotech companies with IgM focus, intellectual property funds and brokers yield no buyer interest, and (iv) significant capital would be required to maintain and continue develop IGM’s intellectual property with monetization uncertainty in the foreseeable future.

(7)	Accounts Payable: Reflects accounts payable balances as of March 31, 2025. IGM management expects all of IGM’s accounts payable liabilities to be paid in full in the low-case and high-case scenarios.
(8)

Total Accrued Expenses: Accrued expenses include: (i) accrued research and development materials and services; (ii) accrued professional services; (iii) accrued compensation; (iv) other current liabilities; and (v) restructuring liabilities classified as other non-current liabilities. Overall payments of total accrued expenses are expected to be 82% in the low-case and high-case scenarios, reflecting the removal of approximately $1.0 million of accrued bonuses and $2.2 million of accrued severance retention bonuses, which are separately accounted for under footnote (11) below.

(9)	Total Operating Lease Liability: Reflects actual lease termination payments of $32.2 million.
(10)	Total Deferred Revenue: Represents non-cash deferred revenue from the Sanofi Collaboration and Licensing Agreement that would be non-refundable in the low-case and high-case scenarios.
(11)

Total Wind-Down Costs. Includes: (i) day-to-day operating costs expected to be incurred during the wind-down process, including salaries and benefits, employee retention incentives, rent expenses and public company costs; (ii) severance payments for various workforce reductions; (iii) expenses incurred in connection with closing out final clinical trials and shutting down labs and manufacturing facilities; (iv) costs associated with retaining temporary employees and consultants to operate the business during a wind-down; (v) legal costs associated with the wind-down of operations; (vi) costs to renew IGM’s directors’ and officers’ insurance tail coverage; (vi) a reserve for liabilities that may arise in the future; and (vii) a general contingency of approximately $15.2 million (20% net available cash holdback) and $11.7 million (15% net available cash holdback) in the low-case and high-case scenarios, respectively, for unexpected expenses and claims on cash.

(12)

Present Value of Holdback, Net of Claims. In the low-case and high-case scenarios, assumes 80% and 90%, respectively, will remain to be distributed to stockholders after the Holdback Period based on management’s good faith estimate for future unknown liabilities that may arise prior to dissolution.

Opinion of Houlihan Lokey

Unless the context requires otherwise, capitalized terms used but not defined in this “Opinion of Houlihan Lokey” section shall have the meaning ascribed to such term in Annex I.

On July 1, 2025, Houlihan Lokey orally rendered its opinion to the IGM Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 1, 2025), as to, as of such date, the fairness, from a financial point of view, to the holders of IGM Common Stock, other than Parent, Merger Sub, and their respective affiliates (the “Excluded Holders”) of the Offer Price to be received by such holders (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was directed to the IGM Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of IGM Common Stock other than the Excluded Holders of the Offer Price to be received by such holders (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex I to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the IGM Board, the Company, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether or not to tender Shares pursuant to the Offer.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.	reviewed a draft, dated July 1, 2025, of the Merger Agreement;

2.	reviewed a draft, dated June 28, 2025, of the CVR Agreement;

3.	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

4.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including a liquidation analysis prepared by Company management (the “Liquidation Analysis”);

5.

spoke with certain members of Company management and certain of the Company’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transactions and related matters;

6.

considered the results of the solicitation processes conducted by the Company with respect to a possible sale of the Company or other strategic transactions, which the IGM Board advised Houlihan Lokey did not result in the Company receiving any alternative proposals with respect to a sale of the Company or other strategic transaction that the Company considered were superior to the Transactions and the Offer Price;

7.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

8.

reviewed a certificate addressed to Houlihan Lokey from senior Company management which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. Company management advised Houlihan Lokey, and at the IGM Board’s direction Houlihan Lokey relied upon and assumed, that the Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the expected realizable value for the Company’s assets in a liquidation of such assets and the amounts estimated to be available for, and timing of, distributions to the holders of IGM Common Stock. Without limitation to the foregoing, Company management advised Houlihan Lokey, and at the IGM Board’s direction Houlihan Lokey relied upon and assumed, that in a liquidation of its assets, the Company would receive no value for its net operating losses. In addition, at the IGM Board’s direction, Houlihan Lokey relied, without independent verification, solely upon the judgment of Company management regarding all aspects of the Liquidation Analysis. Houlihan Lokey expressed no view or opinion with respect to the Liquidation Analysis or the assumptions on which it was based.

Company management advised Houlihan Lokey, and at the IGM Board’s direction Houlihan Lokey relied upon and assumed, that (i) the Company is a biopharmaceutical company with none of its drug candidates approved for commercial sale, (ii) the Company’s business is dependent on the successful development, regulatory approval and commercialization of its product candidates, (iii) to date, all of the Company’s clinical trials of its product candidates have failed to meet their primary endpoints, (iv) the Company has discontinued its research and development efforts, (v) since its inception, the Company has not generated any material revenue from product sales and has incurred significant losses, (vi) the Company anticipates that it will not generate any revenue from product sales and will continue to incur significant losses for the foreseeable future, (vii) in the absence of the Transaction, the Company believes that it would have no reasonably acceptable alternative other than to liquidate and dissolve, (viii) the values the Company would receive for its assets in liquidation and dissolution could be significantly lower than the values reflected in the Company’s financial statements, and (ix) the recovery that would be received by holders of IGM Common Stock in a liquidation and dissolution of the Company likely would be materially less than the consideration to be received in the Transactions.

Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. At the IGM Board’s direction, Houlihan Lokey relied upon the Liquidation Analysis for purposes of its analyses and opinion. In reaching its conclusions in its opinion, with the IGM Board’s consent and approval, (i) Houlihan Lokey did not rely upon a discounted cash flow analysis of the Company, due to the status of the Company’s product candidates and discontinuation of development efforts and, as the IGM Board advised Houlihan Lokey and directed Houlihan Lokey to assume, the fact that no current projections with respect to the future financial performance of the Company in the absence of the Transactions were available, and (ii) Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions or a review of other companies with publicly traded equity securities, due to the status of the Company’s product candidates and discontinuation of development efforts.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement, the CVR Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement, the CVR Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transactions would be satisfied without waiver thereof, and (d) the Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement, the CVR Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transactions that would be material to Houlihan Lokey’s analyses or opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the CVR pursuant to the Merger Agreement or otherwise would not be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of the Merger Agreement and the CVR Agreement would not differ in any respect from the drafts of the Merger Agreement and the CVR Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey was, however, provided a copy of the Liquidation Analysis, and Houlihan Lokey relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained in the Liquidation Analysis accurately reflected the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in the Liquidation Analysis were not accurate, the conclusions set forth in Houlihan Lokey’s opinion could be materially affected. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the IGM Board or any other party with respect to alternatives to the Transactions. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As the IGM Board was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Transaction, and its opinion did not purport to address potential developments in any such markets. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which Shares could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the IGM Board (in its capacity as such) in connection with its evaluation of the Transactions and may not be used for any other purpose without its prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the IGM Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transactions or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the IGM Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Offer Price to the extent expressly specified in its opinion), (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that may have been available for the Company or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents or the allocation of any consideration amongst or within such classes or groups of security holders or other constituents (including, without limitation, the fairness of the Offer Price to the holders of voting IGM Common Stock relative to the holders of non-voting IGM Common Stock, or vice versa, or the allocation of the Offer Price as between the voting IGM Common Stock and the non-voting IGM Common

Stock), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Price or otherwise. Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Company, on the assessments by the IGM Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transactions or otherwise.

In preparing its opinion, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. The estimates contained in the Liquidation Analysis, and the implied value reference ranges indicated by such analysis, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analysis. In addition, any analysis relating to the value of assets, businesses or securities does not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, such analysis are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the IGM Board in evaluating the proposed Transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the IGM Board or management with respect to the Transactions or the Offer Price. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Transactions or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the IGM Board, the Company, Parent, any security holder or creditor of the Company or Parent or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration comprising the Offer Price payable in the Transactions were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the IGM Board.

Financial Analysis

Overview. The following is a summary of the material financial analysis considered by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the IGM Board on July 1, 2025. The summary of this analysis is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor the underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all reviews undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor.

In reaching its conclusions in its opinion, (i) Houlihan Lokey did not rely upon a discounted cash flow analysis of the Company, due to the status of the Company’s product candidates and discontinuation of development efforts and, as the IGM Board advised Houlihan Lokey and directed Houlihan Lokey to assume, the fact that no current projections with respect to the future financial performance of the Company in the absence of the Transactions were available, and (ii) Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions or a review of other companies with publicly traded equity securities, due to the status of the Company’s product candidates and discontinuation of development efforts.

Liquidation Analysis. Houlihan Lokey reviewed and considered the Liquidation Analysis, which was prepared by the management of the Company and is described in this proxy statement under the heading, Liquidation Analysis. The Liquidation Analysis estimated the potential realizable values for the Company’s assets in a liquidation and the remaining amounts, if any, available upon completion of such liquidation for distribution to holders of IGM Common Stock. Houlihan Lokey noted that the Liquidation Analysis estimated the total gross proceeds in a liquidation, based on the book value of the Company, to be $112.5 million, and a range of the total winddown costs, inclusive of a holdback amount, of $46.1 million to $51.9 million. The Liquidation Analysis resulted in a reference range of net cash available for initial distribution of $60.6 million to $66.4 million and a net cash available for distribution including the holdback amount of $72.0 million to $76.3 million, resulting in an implied value reference range of $1.16 to $1.24 per share of IGM Common Stock, as compared to cash portion of the Offer Price in the Transactions pursuant to the Merger Agreement of $1.247 per share of IGM Common Stock.

Other Matters

Houlihan Lokey was engaged by the Company to render an opinion to the IGM Board as to the fairness, from a financial point of view, to the holders of IGM Common Stock, other than the Excluded Holders of the Offer Price to be received by such holders (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Company, Houlihan Lokey will receive a fee of $600,000 for such services, of which $100,000 became payable upon its retention by the Company and the remainder became payable upon the delivery of its opinion. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, TCM or any other party that may be involved in the Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Transactions.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Tang or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Tang (collectively, with TCM, the “Tang Group”), other participants in the Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of their respective employees may have committed to invest in private equity or other investment funds managed or advised by Tang, other participants in the Transactions or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Tang Group, other participants in the Transactions or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the Tang Group, other participants in the Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Intent to Tender

To the knowledge of IGM, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, all of IGM’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither IGM nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to IGM’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of IGM, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the scheduled vesting of IGM RSUs and issuances by IGM with respect thereto, (ii) the scheduled vesting of IGM Options, and (iii) the grant of IGM Options and IGM RSUs in the ordinary course (including pursuant to the IGM Director Compensation Program), no transactions with respect to Shares have been effected by IGM or, to the knowledge of IGM after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), IGM is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, IGM’s securities by IGM, its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving IGM or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of IGM or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of IGM.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the IGM Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Arrangements Between IGM and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Vote Required to Approve the Merger

The IGM Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. The IGM Board approved the Merger Agreement and the Transactions,

including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, IGM, Parent and Merger Sub intend to effect the Merger Closing without a vote of the stockholders of IGM in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three (3) years following the date such person became an interested stockholder of such corporation unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder), shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the IGM Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer, and the holders of Shares who tendered such Shares in connection with the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if the Offer is successful and the Merger is consummated, the Company stockholders of record and beneficial owners immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the expiration of the Offer); (ii) make the demand described below; (iii) have not otherwise waived appraisal rights; and (iv) otherwise comply with the statutory requirements of Section 262 of the DGCL (“Section 262”) (and who do not thereafter lose their appraisal rights by withdrawal, failure to perfect or otherwise), will be entitled to seek appraisal of their Shares in connection with the Merger under Section 262 and to receive payment in cash for the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court of Chancery may be greater than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In addition, as described below, a beneficial owner who complies with the requirements of Section 262 may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with Section 262. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners of the Shares exercise their appraisal rights under Section 262.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which may be accessed without subscription or cost at the link in the preceding paragraph, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. Unless otherwise expressly noted herein, all references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of Shares, (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, where a merger is approved pursuant to Section 251(h) of the DGCL, the corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of such merger, must notify each of its stockholders who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available, and must include in the notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the Company’s notice to the Company’s stockholders that appraisal rights are available in connection with the Merger, and the full text of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, any person wishing to exercise such appraisal rights should seek the advice of legal counsel.

A person who loses his, her or its appraisal rights will be entitled to receive the Offer Price. Persons who validly tender and do not validly withdraw Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but, instead, upon the terms and subject to the conditions of the Offer, will receive the Offer Price.

The statutory rights of appraisal granted by Section 262 require strict compliance with the procedures set forth in Section 262. Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must satisfy all of the following conditions:

•

within the later of (i) the consummation of the Offer, which occurs when Parent has irrevocably accepted for payment Shares tendered into the Offer following the expiration of the Offer, and (ii) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 16, 2025), deliver to the Company (as the Surviving Corporation) at the address indicated below a written demand for appraisal of such person’s Shares, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of such stockholder’s or beneficial owner’s Shares;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or otherwise waive such person’s appraisal rights);

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 for perfecting appraisal rights thereafter.

Beneficial owners demanding appraisal must also fulfill the additional requirements of subsection (d)(3) of Section 262

Notwithstanding a stockholder’s or beneficial owner’s compliance with the foregoing requirements, the Delaware Court of Chancery will dismiss the appraisal proceedings as to all persons who are otherwise entitled to appraisal rights, and such persons will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the Merger Consideration for such total number of Shares entitled to appraisal rights exceeds $1 million (conditions (a) and (b) in this sentence are referred to collectively as the “ownership thresholds”).

If the Merger is consummated pursuant to Section 251(h) of the DGCL, on or within 10 days after the Effective Time (as required by Section 262(d)(2) of the DGCL), the Surviving Corporation will deliver an additional notice of the Effective Time to all holders of Shares; provided, that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of this notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares and any beneficial owner who has demanded appraisal under paragraph (d)(3) of Section 262. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified above will be deemed to be a waiver or a termination of appraisal rights.

Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the Surviving Corporation may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such persons within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

In addition, after an appraisal petition has been filed, the Delaware Court of Chancery, at a hearing to determine persons entitled to appraisal rights, will dismiss appraisal proceedings as to all persons who asserted appraisal rights unless one of the ownership thresholds is met.

Written Demand by Stockholders or Beneficial Owners

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to the following address:

IGM Biosciences, Inc.

3 East Third Avenue, Suite 200

San Mateo, California 94401

Attn: Chief Executive Officer

In case of a written demand for appraisal made by a stockholder of record, such demand must be executed by or for the stockholder and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of their Shares in connection with the Merger.

In addition, in the case of a written demand for appraisal made by a beneficial owner, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of Section 262, summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Company under Section 262 and to be set forth on the Verified List (defined below). Although not expressly required by Section 262, the Company reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the Shares for which such demand is submitted. If a stockholder of record is submitting a demand with respect to Shares held of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are held of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint holders. An authorized agent, including one of two or more joint holders, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record holder(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record holder(s).

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee or intermediary for one or more beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record holder.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any person who has demanded appraisal of such person’s Shares and who otherwise has complied with Section 262 and is entitled to seek appraisal under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the Shares held by all such persons entitled to appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the Surviving Corporation will file a petition or initiate any negotiations with respect to the “fair value” of the Shares. Accordingly, any stockholders or beneficial owners who desire to have their Shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their Shares within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of the Shares to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the Effective Time, any person who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any “excluded stock,” as defined in Section 251(h)(6)d of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which the Company has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares will not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must send this statement to the requesting person within 10 days after receipt by the Surviving Corporation of the written request for such a statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The forms of the notices by mail and by publication will be approved by the Delaware Court of Chancery, and the costs thereof will be borne by the Surviving Corporation.

After such notice to the persons shown on the Verified List as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their Shares and who hold Shares represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. In addition, assuming the Shares remained listed on a national securities exchange immediately prior to the Effective Time of the Merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who have asserted appraisal rights if neither of the ownership thresholds is met.

Determination of Fair Value

After the Delaware Court of Chancery determines which persons are entitled to appraisal and that at least one of the ownership thresholds described above has been satisfied as to the persons seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the Surviving Corporation and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time. The Company, Parent and Merger Sub have made no determination as to whether a payment may be made if the Merger is consummated, and each of the Company and Parent reserves the right to make such a payment, if at all, at such time as it determines to be advisable.

In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court of Chancery could be more than, the same as or less than the Offer Price (which is equivalent to the Merger Consideration) if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Offer Price is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither the Company nor Parent anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of the Company and Parent reserves the right to assert in any appraisal proceeding that, for purposes of Section 262, the “fair value” of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such person’s certificates of stock to the office of the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order, in the case of stockholder or beneficial owners of uncertificated stock, forthwith, and in the case of stockholders or beneficial owners of Shares represented by certificates, if any, upon the surrender to the Surviving Corporation of the certificate(s) representing such Shares. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such order, each party bears its own expenses.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to tender such Shares, to vote such Shares or to receive payment of dividends or other distributions on such Shares, except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time. If a person who has made a demand for an appraisal in accordance with Section 262 delivers to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a stockholder’s or beneficial owner’s statutory appraisal rights. If any person who demands appraisal of his, her or its Shares under Section 262 fails to perfect, or effectively loses or withdraws such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

This discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to Section 262. To the extent that there are any inconsistencies between the foregoing summary and Section 262, Section 262 will control.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of IGM, please see IGM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and the Amendment No. 1 thereto, filed with the SEC on March 6, 2025 and April 30, 2025, respectively, and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on May 13, 2025.

Legal Proceedings

There is no pending litigation that IGM is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Parent and IGM are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and IGM have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of the Company, Parent commenced the Offer on July 16, 2025 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities, nor is it a substitute for the tender offer materials that Parent and Merger Sub filed with the SEC on commencement of the Offer. Parent and Merger Sub have filed a tender offer statement on the Schedule TO, including the Offer to Purchase, the Letter of Transmittal and related documents, with the SEC, and the Company has filed this Solicitation/Recommendation Statement on Schedule

14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, MacKenzie Partners, Inc. (call toll-free at (800) 322-2885) or email tenderoffer@mackenziepartners.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” section of the Company’s website at https://investor.igmbio.com/. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference herein. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Company with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Offer, the Merger and the other Transactions, the ability to complete the transactions contemplated by the Merger Agreement, including the ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement, the timing of the Transactions, the potential effects of the proposed Transactions on the Company and the potential payment of proceeds to the Company’s stockholders, if any, pursuant to the CVR Agreement. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their Shares; the possibility that competing offers will be made; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the Shares; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Company’s stockholders; and other risks and uncertainties discussed in the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 6, 2025 and the Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 30, 2025 as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 16, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)*	Opinion of Houlihan Lokey Capital, Inc., dated July 1, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(A)	Press Release issued by IGM on July 1, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-39045) filed on July 1, 2025).

(e)(1)	Agreement and Plan of Merger, dated July 1, 2025, by and among IGM, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-39045) filed on July 1, 2025).

(e)(2)	Form of Contingent Value Rights Agreement by and among Concentra Biosciences, LLC, Concentra Merger Sub V, Inc. and the other parties thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39045) filed on July 1, 2025).

(e)(3)	Confidentiality Agreement, dated May 27, 2025, by and between IGM and Concentra Biosciences, LLC (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Limited Guaranty, dated as of July 1, 2025 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)	Amended and Restated 2010 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 (File No. 333-233365) filed on August 19, 2019).

(e)(6)	2018 Omnibus Incentive Plan and forms of agreements thereunder. (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1/A (File No. 333-233365) filed September 3, 2019).

(e)(7)	Amended and Restated 2018 Omnibus Incentive Plan, amended June 23, 2023, and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K (File No. 001-39045) filed on March 6, 2025).

(e)(8)	Amended and Restated 2019 Employee Stock Purchase Plan, amended October 30, 2023, and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K (File No. 001-39045) filed on March 7, 2024).

(e)(9)	Confirmatory Employment Letter, dated August 19, 2019, by and between IGM and Misbah Tahir (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 (File No. 333-233365) filed on August 19, 2019).

Exhibit No.	Description

(e)(10)	Employment Agreement, dated February 25, 2021, by and between IGM and Lisa Decker (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-39045) filed on May 6, 2021).

(e)(11)	Consulting Agreement, dated August 8, 2024, by and between IGM and William Strohl, Ph.D. (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q (File No. 001-39045) filed on November 8, 2024).

(e)(12)	Outside Director Compensation Policy, as amended and restated on February 26, 2024 (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K (File No. 001-39045) filed on March 7, 2024).

(e)(13)	Employment Agreement, dated September 30, 2024, by and between IGM and Mary Beth Harler, M.D. (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q (File No. 001-39045) filed on November 8, 2024).

(e)(14)	Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1 (File No. 333-233365) filed on August 19, 2019).

(e)(15)	Form of Indemnification Agreement, by and between IGM and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1/A (File No. 333-233365) filed on September 3, 2019).

(e)(16)	Amended and Restated Change in Control and Severance Policy (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q (File No. 001-39045) filed on August 3, 2023).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2025

IGM Biosciences, Inc.

By:	/s/ Mary Beth Harler, M.D.
Mary Beth Harler, M.D.
Chief Executive Officer

ANNEX I

Opinion of Houlihan Lokey Capital, Inc.

ANNEX I

July 1, 2025

The Board of Directors of IGM Biosciences, Inc.

325 E. Middlefield Road

Mountain View, California 94043

Dear Members of the Board of Directors:

We understand that IGM Biosciences, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Concentra Biosciences, LLC (“Parent”), Concentra Merger Sub V, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, (i) Parent will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of voting and non-voting common stock, par value $0.01 per share (“Company Common Stock”), of the Company for consideration per share of Company Common Stock of (a) $1.247 in cash (the “Cash Amount”), and (b) one contingent value right (a “CVR” and, collectively with the Cash Amount, the “Offer Price”), representing the right to receive potential payments in cash equal to, in the aggregate (1) 80% of the net proceeds from any sale, transfer, license or other disposition of certain of the Company’s product candidates and/or intellectual property on or prior to the first anniversary of the Merger (as defined below) and (2) 100% of the amount, if any, by which the Company’s net cash at the closing of the Transaction exceeds $82 million, in each case, as set forth in, and subject to and in accordance with the terms and conditions of the CVR Agreement to be entered into by the Company, the representative thereunder and the rights agent thereunder (the “CVR Agreement”), subject to adjustment as provided by the Agreement (as to which adjustment we express no view or opinion), and (ii) as soon as practicable following the consummation of the Offer, (a) Merger Sub will merge with the Company (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, (b) each outstanding share of Company Common Stock will be converted in the Merger into the right to receive the Offer Price, and (c) the Company will become a wholly owned subsidiary of Parent.

The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock, other than Parent, Merger Sub and their respective affiliates (the “Excluded Holders”), in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders (other than the Excluded Holders).

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated July 1, 2025, of the Agreement;

2.	reviewed a draft, dated June 28, 2025, of the CVR Agreement;

3.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

4.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including a liquidation analysis prepared by Company management (the “Liquidation Analysis”);

5.

spoken with certain members of Company management and certain of the Company’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

The Board of Directors of IGM Biosciences, Inc. July 1, 2025

6.

considered the results of the solicitation processes conducted by the Company with respect to a possible sale of the Company or other strategic transactions, which you have advised us did not result in the Company receiving any alternative proposals with respect to a sale of the Company or other strategic transaction that the Company considered were superior to the Transaction and the Offer Price;

7.

reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.

reviewed a certificate addressed to us from senior Company management which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Company management has advised us, and at your direction we have relied upon and assumed, that the Liquidation Analysis has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the expected realizable value for the Company’s assets in a liquidation of such assets and the amounts estimated to be available for, and timing of, distributions to the holders of Company Common Stock. Without limitation to the foregoing, Company management has advised us, and at your direction we have relied upon and assumed, that in a liquidation of its assets, the Company would receive no value for its net operating losses. In addition, at your direction, we have relied, without independent verification, solely upon the judgment of Company management regarding all aspects of the Liquidation Analysis. We express no view or opinion with respect to the Liquidation Analysis or the assumptions on which it is based.

Company management has advised us, and at your direction we have relied upon and assumed, that (i) the Company is a biopharmaceutical company with none of its drug candidates approved for commercial sale, (ii) the Company’s business is dependent on the successful development, regulatory approval and commercialization of its product candidates, (iii) to date, all of the Company’s clinical trials of its product candidates have failed to meet their primary endpoints, (iv) the Company has discontinued its research and development efforts, (v) since its inception, the Company has not generated any material revenue from product sales and has incurred significant losses, (vi) the Company anticipates that it will not generate any revenue from product sales and will continue to incur significant losses for the foreseeable future, (vii) in the absence of the Transaction, the Company believes that it would have no reasonably acceptable alternative other than to liquidate and dissolve, (viii) the values the Company would receive for its assets in liquidation and dissolution could be significantly lower than the values reflected in the Company’s financial statements, and (ix) the recovery that would be received by holders of Company Common Stock in a liquidation and dissolution of the Company likely would be materially less than the consideration to be received in the Transaction.

We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. At your direction, we have relied upon the Liquidation Analysis for purposes of our analyses and this Opinion. In reaching our conclusions hereunder, with your consent and approval, (i) we did not rely upon a discounted cash flow analysis of the Company, due to the status of the Company’s product candidates and discontinuation of development efforts and,

The Board of Directors of IGM Biosciences, Inc. July 1, 2025

as you have advised us and directed us to assume, the fact that no current projections with respect to the future financial performance of the Company in the absence of the Transaction are available, and (ii) we did not rely upon a review of the publicly available financial terms of other transactions or a review of other companies with publicly traded equity securities, due to the status of the Company’s product candidates and discontinuation of development efforts.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement, the CVR Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement, the CVR Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement, the CVR Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transaction that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the CVR pursuant to the Agreement or otherwise will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of the Agreement and the CVR Agreement will not differ in any respect from the drafts of the Agreement and the CVR Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We were, however, provided a copy of the Liquidation Analysis, and we have relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained therein accurately reflect the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in said analysis are not accurate, the conclusions set forth in this Opinion could be materially affected. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

The Board of Directors of IGM Biosciences, Inc. July 1, 2025

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Tang Capital Management, LLC (“Tang”), an affiliate of Parent (“Tang”), or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Tang or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Tang (collectively, with Tang, the “Tang Group”), other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Tang, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Tang Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the Tang Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Offer Price to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents or the allocation of any consideration amongst or within such classes or groups of security holders or other constituents (including, without limitation, the fairness of the Offer Price to the holders of voting Company Common Stock relative to the holders of non-voting Company Common Stock, or vice versa, or the allocation of

The Board of Directors of IGM Biosciences, Inc. July 1, 2025

the Offer Price as between the voting Company Common Stock and the non-voting Company Common Stock), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Price or otherwise. We are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock, other than the Excluded Holders, in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders (other than the Excluded Holders).

Very truly yours,

/s/ HOULIHAN LOKEY CAPITAL, INC.

HOULIHAN LOKEY CAPITAL, INC.